Regal Rexnord™

Creating a Better Tomorrow

PROXY
STATEMENT
2026



Dear Fellow Regal Rexnord Shareholder:

I am pleased to invite you to our Annual Meeting of Shareholders, which will be held on Tuesday, April 28, 2026 at 8:00 a.m. local time in the Riverway Auditorium located on the first floor of 6133 N. River Road, Rosemont, Illinois 60018.

At this year's meeting, you will be asked to vote on the three proposals listed in the enclosed Notice of Annual Meeting. Please take the time to review the information on each of the proposals contained inside the Proxy Statement. The Board of Directors unanimously recommends that you vote FOR each of the proposals.

On behalf of management and our Board of Directors, I want to thank you for your continued support and confidence in Regal Rexnord. 2025 was a year of significant acceleration Regal Rexnord's organic growth initiatives, including leveraging voice of the customer to develop new products and solutions that address relevant customer needs. One particular focus is selling our components as integrated solutions because it allows us to deliver greater quality, reliability, energy-efficiency, and performance for our customers.

A standout example of our solutions growth strategy gaining momentum is our recently launched electrical pod, or "E-Pod" solution, for the data center market. Our E-Pods draw on our proven portfolio of electrical power and thermal management products to create custom, modular, scalable, turnkey solutions that help customers accelerate the pace of data center construction in the face of strong, AI-driven demand.

We also see strong growth prospects in many other parts of our portfolio. A few notable examples include humanoid robot solutions, which can control motion in a majority of a robot's joints; electromechanical actuator solutions, which provide precise motion control on electric vertical take-off and landing or "eVTOL" aircraft; industrial powertrains, which integrate motors and the highly-engineered components that connect the motor to whatever it is powering into more efficient sub-systems; and our integrated motor-impeller air moving solutions, which support energy-efficient thermal management in a wide range of applications, including data centers.

I am proud of all that our Regal Rexnord team has accomplished in 2025, but even more excited about the many opportunities for value creation that lie ahead of us, supported by the talent and engagement of our one global team.

Regal Rexnord is about to enter a new chapter with our upcoming CEO transition. I want to express my sincere gratitude for the privilege of leading this exceptional company over the past seven years. It has been an honor to work alongside our talented associates and to help drive our transformation. This is an exciting moment in our journey, and I am confident that our new leadership will build on this foundation and guide Regal Rexnord to even greater achievements. On behalf of our Board of Directors and the entire Company, we thank you for your share ownership in Regal Rexnord.

Very truly yours,



Louis V. Pinkham
Chief Executive Officer



To Be Held April 28, 2026
8:00 a.m. Central Daylight Time

Riverway Auditorium
located on the first floor of 6133 N. River Road
Rosemont, Illinois 60018

NOTICE
OF 2026 ANNUAL MEETING OF SHAREHOLDERS

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:



INTERNET
Visit the website on your proxy card



BY TELEPHONE
Call the telephone number on your proxy card



BY MAIL
Sign, date and return your proxy card in the enclosed envelope



IN PERSON
Attend the annual meeting in Rosemont, Illinois.

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker or other holder of record to see which voting methods are available to you.

To the Shareholders of Regal Rexnord Corporation:

You are hereby notified that the 2026 Annual Meeting of Shareholders of Regal Rexnord Corporation (the "Annual Meeting") will be held in the Riverway Auditorium located on the first floor of 6133 N. River Road, Rosemont, Illinois 60018, on Tuesday, April 28, 2026 at 8:00 a.m., Central Daylight Time, for the following purposes:

1. To elect eleven directors for terms expiring at the 2027 Annual Meeting of Shareholders.

2. To consider a shareholder advisory vote on the compensation of our named executive officers as disclosed in the accompanying proxy statement.

3. To ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2026.

4. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Our Board of Directors has fixed the close of business on March 9, 2026 as the record date for the determination of the shareholders entitled to notice of and to vote at the Annual Meeting.

We are furnishing our proxy materials to our shareholders over the Internet using "Notice and Access" delivery. This process expedites the delivery of proxy materials, maintains convenient access to the proxy materials by our shareholders, and provides clear instructions for receiving proxy materials and voting your shares. Certain shareholders may receive a printed copy of our proxy materials.

On or about March 18, 2026, we mailed to our shareholders the Notice of Internet Availability of Proxy Materials. That Notice contains instructions on how to access our 2026 Proxy Statement and Annual Report for the fiscal year ended December 31, 2025 (the "Annual Report") and how to vote online. In addition, the Notice of Internet Availability of Proxy Materials contains instructions on how our shareholders can (i) receive a paper copy of the Proxy Statement and Annual Report, if the shareholder received only a Notice of Internet Availability of Proxy Materials this year, or (ii) elect to receive their Proxy Statement and Annual Report only over the Internet, if the shareholder received them by mail this year.

We hope that you will be able to attend in person, but if you are unable to do so, it is important that your shares are represented at the Annual Meeting. You may vote your shares at the website identified in the Notice of Internet Availability of Proxy Materials or via the toll-free telephone number identified in that Notice. If you received a paper copy of the proxy card by mail, then you may sign and date the proxy card and return it by mail in the envelope provided. The Notice of Internet Availability of Proxy Materials contains instructions for use of all three methods of voting. If, for any reason, you should subsequently change your plans, you may, of course, revoke or update your proxy at any time before it is actually voted.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 28, 2026.

The proxy statement and proxy card, as well as our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, are available online at www.proxyvote.com, free of charge. Please carefully review the proxy materials and follow the instructions to promptly cast your vote.

By Order of the Board of Directors

REGAL REXNORD CORPORATION

Hugo Dubovoy, Jr.
Executive Vice President, General Counsel & Corporate Secretary
March 18, 2026

TABLE OF CONTENTS

PROXY SUMMARY

Our proxy statement contains information about the matters that will be voted on at our 2026 Annual Meeting of Shareholders and all adjournments or postponements thereof (the "Annual Meeting") as well as other helpful information about Regal Rexnord Corporation ("we", "our" or the "Company"). Below is an executive summary that highlights certain information contained elsewhere in this proxy statement. We encourage you to read the entire proxy statement and all accompanying materials, including our Annual Report, carefully before voting your shares.

Annual Meeting Information



Time and Date
8:00 a.m. CDT
Tuesday, April 28, 2026



Location
Riverway Auditorium located on the first floor of 6133 N. River Road, Rosemont, Illinois 60018



Record Date
March 9, 2026

Matters to be Voted on at the 2026 Annual Meeting

Proposal	Board Recommendation	Page
1. Election of directors	✅ **FOR Each Nominee**	15
2. Non-binding, advisory vote to approve our named executive officers' compensation	✅ **FOR**	32
3. Ratification of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2026	✅ **FOR**	75

Board and Governance Highlights

- ✅ Annual election of all directors
- ✅ Majority voting with director resignation policy
- ✅ All directors are independent except our Chief Executive Officer
- ✅ No "overboarded" directors under ISS or Glass Lewis guidelines
- ✅ Independent Chairman and independent Board committees
- ✅ Annual Board and committee evaluations, with cyclical individual director peer evaluations
- ✅ Skills matrix regularly reviewed and disclosed
- ✅ Independent directors meet without management present

- ✅ Shareholders have right to call special meetings
- ✅ Proxy access rights
- ✅ No "poison pill"
- ✅ Share ownership guidelines for directors and officers
- ✅ Commitment to Board refreshment - age 74 retirement guideline
- ✅ Active role in succession planning and management development
- ✅ Appropriate mix of director tenures
- ✅ Robust oversight of strategy and risk

Director Nominees

| | | | | | Committee Memberships | | |
Directors / Occupation	Age	Director Since	Independent	Other Public Company Directorships	Audit	Compensation and Human Resources	Corporate Governance, Sustainability & Director Affairs
Gerben W. Bakker Chairman, President and CEO, Hubbell Incorporated	61	2025	✔	1	●		
Jan A. Bertsch Former SVP and CFO, Owens-Illinois, Inc.	69	2019	✔	2	●		
Stephen M. Burt Managing Director, Kroll	61	2010	✔	0	●		
Theodore D. Crandall Former SVP and CFO, Rockwell Automation, Inc.	70	2021	✔	0	★		
Michael P. Doss Former President and CEO, Graphic Packaging Holding Company	59	2022	✔	1		●	
Michael F. Hilton Former President and CEO, Nordson Corporation	71	2019	✔	3		★	
Rashida A. Hodge Corporate VP, Cloud and AI Platforms, Customer Success Microsoft Corporation	45	2025	✔	0			●
Louis V. Pinkham CEO, Regal Rexnord Corporation	54	2019		1			
Rakesh Sachdev ☆ Former CEO, Platform Specialty Products Corporation (n/k/a Element Solutions Inc.)	70	2007	✔	3		●	
Curtis W. Stoelting Former CEO, Roadrunner Transportation Systems, Inc.	66	2005	✔	0			●
Robin A. Walker-Lee Former EVP, General Counsel and Secretary, TRW Automotive Holdings Corp.	71	2021	✔	1			★

☆ Chairman of the Board. ★ Chair.

Director Nominee Highlights

Diversity



Gender	Female	Male
	3	8
Demographic Information		
Caucasian/White		9
Black/African American		1
Indian/South Asian		1

Range of Director Tenure

The balanced tenure of our Board of Directors provides us with both fresh perspectives and deep Company and industry knowledge. As a group, the average Board tenure for the 2026 nominees to the Board is approximately eight years, with 50% of the non-employee nominees having a tenure of five years or less.



5 | 0-4 YEARS   3 | 5-9 YEARS   3 | 10+ YEARS

Board Qualifications, Attributes, and Skills

We determined that the Board's various experiences and viewpoints benefit us most when they are aligned with our global business needs, our strong corporate governance practices, and our strategic initiatives. As a result of the Board's ongoing refreshment efforts, in recent years, we added directors with expertise in CEO public company leadership, digital, and technology.

The directors' varied perspectives support our business as a global industrial manufacturing company with 2025 sales of approximately $5.9 billion. The Company and its approximately 30,000 associates around the world help create a better tomorrow by providing sustainable solutions that power, transmit, and control motion. The Company's electric motors and air moving subsystems provide the power to create motion. A portfolio of highly engineered power transmission components and subsystems efficiently transmits motion to power industrial applications. The Company's automation offering, comprised of controllers, drives, precision motors, and actuators, controls motion in applications ranging from factory automation to precision tools used in surgical applications. The Company is headquartered in Milwaukee, Wisconsin and has manufacturing, sales, and service facilities worldwide. The Company is comprised of three operating segments: Industrial Powertrain Solutions, Power Efficiency Solutions, and Automation & Motion Control.

The following tables highlight specific experience, qualifications, attributes, skills and background information that the Board considered for each director nominee. A particular director nominee may possess additional experience, qualifications, attributes, or skills, even if not indicated below.

Experience & Knowledge	Definition
Public Company CEO Leadership	Experience as CEO of a public company driving long-term growth.
Finance/Accounting Background	Understanding of accounting and financial reporting processes in large, complex businesses to support the oversight of our financial reporting and compliance.
Corporate Governance	Experience serving as a public company director; demonstrated understanding of corporate governance standards and best practices in public companies.
Operating (P&L)	Experience developing and executing operating plans with responsibility for the profit and loss of a complex business.
Manufacturing & Supply Chain	Experience in manufacturing and supply chain management, including sourcing, procurement, and driving growth through lean principles.
Innovation/R&D	Experience with innovation processes and knowledge of emerging technologies to launch new, successful products.
Commercial	Expertise in commercial matters relevant to Regal Rexnord, including sales and marketing.
Regal Rexnord Industry Knowledge	Knowledge of Regal Rexnord's industry and end markets.
Cybersecurity Knowledge	Background or oversight experience in information technology/software, cybersecurity, or technology to support the Board's management of cybersecurity risks.
Sustainability	Experience leading or advocating for sustainability initiatives and incorporating sustainability into corporate strategy to support integrated programs.
International Experience	Experience with non-U.S. markets while residing outside the United States, including exposure to different cultural perspectives and practices to support our global operations.
Digital/eCommerce	Knowledge of emerging technologies, including digital and e-commerce, to support marketing, customer engagement, and innovation.
M&A Experience	Experience with acquisitions, divestitures, and other strategic transactions to support portfolio optimization efforts.
Human Capital	Experience in talent acquisition, development, and retention; fostering a strong corporate culture; or executive compensation and broad-based incentive planning.

Director Skills Matrix

Experience & Knowledge

	Public Company CEO Leadership	Financial/Accounting Background	Corporate Governance	Operating/P&L	Manufacturing & Supply Chain	Innovation R&D	Commercial	Regal Rexnord Industry Knowledge	Cybersecurity Knowledge	Sustainability	International Experience	Digital/eCommerce	M&A Experience	Human Capital
Gerben W. Bakker	✓	✓	✓	✓	✓	✓				✓	✓	✓	✓	✓
Jan A. Bertsch		✓	✓		✓			✓	✓		✓	✓	✓	
Stephen M. Burt		✓	✓	✓			✓				✓	✓	✓	
Theodore D. Crandall		✓	✓	✓	✓			✓	✓	✓		✓		
Michael P. Doss	✓	✓	✓	✓	✓		✓		✓	✓			✓	✓
Michael F. Hilton	✓		✓	✓	✓	✓	✓			✓			✓	✓
Rashida A. Hodge			✓	✓		✓					✓	✓		✓
Louis V. Pinkham	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Rakesh Sachdev	✓	✓	✓	✓	✓	✓		✓		✓	✓	✓	✓	✓
Curtis W. Stoelting	✓	✓	✓	✓		✓	✓	✓		✓	✓	✓	✓	✓
Robin A. Walker-Lee			✓				✓	✓		✓	✓		✓	✓

Executive Compensation

The compensation of our named executive officers (our "NEOs") is structured so that their interests are aligned with the long-term interests of our shareholders. This core pay for performance philosophy is embedded in the design of our executive compensation program. Strong shareholder support of our approach was reflected in our 2025 "say on pay" advisory vote, with nearly 98.7% of shares voted cast in favor of our proposal.

Key Components of our NEOs' 2025 Compensation Program

✅ **Base Salary:** Our NEOs' salaries reflect the scope of their responsibilities, experience, and performance.

✅ **Annual Cash Incentive Plan:** Short-term cash incentive with payouts ranging from 0% to 200% based on performance against key financial goals at both the total Company and segment levels.

✅ **Long-Term Incentive Award - 40% of grant mix allocated to RSUs:** Our restricted stock units ("RSUs") vest ratably on the first, second, and third anniversaries of the grant date.

✅ **Long-Term Incentive Award - 60% of grant mix allocated to Performance Share Units ("PSUs"):** Our PSUs have three-year cliff vesting. For PSUs granted in 2025, performance is based on three equally weighted performance measures: return on invested capital ("ROIC"), relative total shareholder return, and synergy achievement, plus up to a 1.5x revenue growth multiplier.

The charts below show the approximate mix of base salary, annual cash incentive and equity grants we provided in 2025 to our Chief Executive Officer (our "CEO") and our other NEOs. The portion of our CEO's and other NEOs' compensation that we consider to be at risk is also shown.





PROXY STATEMENT

This proxy statement relates to the solicitation by the Company, on behalf of its Board of Directors (our "Board"), of your proxy to vote your shares of our Company's common stock at the Annual Meeting. We mailed our Notice of Internet Availability of Proxy Materials and we are making available this proxy statement on March 18, 2026. We solicit proxies to give all shareholders of record an opportunity to vote on matters that will be presented at the Annual Meeting. In this proxy statement, you will find information on these matters, which is provided to assist you in voting your shares.

COMMONLY ASKED QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

Q: Where is the Annual Meeting?

A: Holders of our common stock as of the close of business on the record date, March 9, 2026, may attend the Annual Meeting, to be held April 28, 2026, 8:00 a.m. Central Daylight Time at Riverway Auditorium, located on the first floor of 6133 N. River Road, Rosemont, Illinois 60018.

Q: What am I being asked to vote on?

A: You are being asked to vote on:

- The election of directors;
- An advisory vote on the compensation of our Named Executive Officers ("NEOs") as disclosed in this proxy statement; and
- Ratification of the selection of Deloitte & Touche LLP ("Deloitte") as our independent registered public accounting firm for the year ending December 31, 2026.

Q: Who can vote?

A: Holders of our common stock as of the close of business on the record date, March 9, 2026, may vote at the Annual Meeting, either in person or by proxy. Each share of common stock is entitled to one vote.

Q: How do I vote?

A: On March 18, 2026, we mailed our Notice of Internet Availability of Proxy Materials, which includes instructions for accessing this proxy statement and our Annual Report, as well as instructions for our shareholders to vote over the Internet, via a toll-free telephone number, or by mail by signing, dating, and returning a paper proxy card. You can vote in the following ways:

By Proxy—Before the Annual Meeting, you can give a proxy to vote your shares of common stock in one of the following ways:

- by telephone;
- by using the Internet; or
- by completing and signing a proxy card and mailing it in time to be received by 5:00 p.m., Central Daylight Time, Friday, April 24, 2026, if you request to receive a paper copy of a proxy card.

The telephone and Internet voting procedures are designed to confirm your identity, to allow you to give your voting instructions, and to verify that your instructions have been properly recorded. If you wish to vote by telephone or Internet, please follow the instructions that are printed on the Notice of Internet Availability of Proxy Materials.

If you mail your properly completed and signed proxy card to us, and we receive it by 5 p.m., Central Daylight Time, Friday, April 24, 2026, or vote by telephone or the Internet, then your shares of common stock will be voted according to the choices that you specify.

If you sign and mail your proxy card to us without making any choices, your proxy will be voted:

- FOR the election of all persons nominated by our Board for election as directors;
- FOR the approval of the compensation of our NEOs; and
- FOR the ratification of the selection of Deloitte as our independent registered public accounting firm for the year ending December 31, 2026.

Other than the election of directors, approval of the compensation of our NEOs, and the ratification of the selection of our independent registered public accounting firm, we are not currently aware of any other matters that will be brought before the Annual Meeting. However, by giving your proxy, you appoint the persons named as proxies as your representatives at the Annual Meeting. If a matter comes up for a vote at the Annual Meeting that is not included in the proxy materials, then the proxy holders will vote your shares in accordance with their best judgment.

In Person—You may come to the Annual Meeting and cast your vote there. If your shares are held in the name of your broker, bank, or other nominee, and you wish to vote at the Annual Meeting, then your broker, bank, or other nominee will provide you with instructions for voting your shares.

Q: May I change or revoke my vote?

A: You may change your vote or revoke your proxy at any time prior to your shares being voted by:

- notifying our Secretary in writing that you are revoking your proxy;
- giving another signed proxy that is dated after the date of the proxy that you wish to revoke;
- using the telephone or Internet voting procedures; or
- attending the Annual Meeting and voting in person.

Q: Will my shares be voted if I do not provide my proxy?

A: It depends on whether you hold your shares in your own name or in the name of a brokerage firm. If you hold your shares directly in your name, then they will not be voted unless you provide a proxy or vote in person at the Annual Meeting. Brokerage firms or other nominees generally have the authority to vote customers' uninstructed shares on certain "routine" matters. If your shares are held in the name of a brokerage firm, the brokerage firm may have the discretionary authority to vote your shares in connection with the ratification of our independent registered public accounting firm if you do not timely provide your proxy because this matter is considered "routine" under the New York Stock Exchange ("NYSE") listing standards.

However, if you have not provided directions to your broker, your broker will not be able to vote your shares with respect to the election of directors and the approval of the compensation of our NEOs.

We strongly encourage you to vote and exercise your right to vote as a shareholder.

Q: What constitutes a quorum?

A: As of the record date, March 9, 2026, 66,565,479 shares of our common stock were issued and outstanding and entitled to vote at the Annual Meeting. To conduct the Annual Meeting, a majority of the shares entitled to vote must be present in person or by proxy. This is referred to as a "quorum." If you submit a properly executed proxy card or vote by telephone or the Internet, then you will be considered present at the Annual Meeting for purposes of determining the presence of a quorum. Abstentions and broker "non-votes" will be counted as present and entitled to vote for purposes of determining the presence of a quorum. A broker "non-vote" occurs when a broker or other nominee who holds shares for another person has not received voting instructions from the owner of the shares and, under NYSE rules, does not have discretionary authority to vote on a proposal.

Q: What vote is needed for these proposals to be adopted?

A: **Proposal 1**—The affirmative vote of the holders of a majority of the shares of our common stock represented in person or by proxy at the Annual Meeting (assuming a quorum is present) and cast on this proposal is required to elect each director. Abstentions and broker non-votes will have no effect on the election of director nominees.

Proposal 2—The affirmative vote of the holders of a majority of the shares of our common stock represented in person or by proxy at the Annual Meeting (assuming a quorum is present) and cast on this proposal is required to approve the compensation of our NEOs. Because this vote is advisory, the results of the vote are not binding on our Board or our Compensation and Human Resources Committee. However, if there is a significant vote against the compensation of our NEOs, then our Board and our Compensation and Human Resources Committee will carefully evaluate whether any actions are necessary to address any concerns. Abstentions and broker non-votes will have no effect on this proposal.

Proposal 3—The affirmative vote of the holders of a majority of the shares of our common stock represented in person or by proxy at the Annual Meeting (assuming a quorum is present) and cast on this proposal is required to ratify the selection of Deloitte as our independent registered public accounting firm for the year ending December 31, 2026. Abstentions will have no effect on this proposal. See the Q&A, above, titled "Will my shares be voted if I do not provide my proxy?" regarding the effect broker non-votes will have on this proposal.

Q: Who conducts the proxy solicitation and how much will it cost?

A: We are requesting your proxy for the Annual Meeting and will pay all costs of soliciting shareholder proxies. In addition to soliciting proxies by mail and through the Internet, we may request proxies personally and by telephone, fax, or other means. We can use our directors, officers, and employees to request proxies.

These people do not receive additional compensation for these services. We will reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket and clerical expenses for forwarding solicitation materials to beneficial owners of our common stock.

Q: Are our Company's proxy materials available on the Internet?

A: Yes. Our Company's proxy statement for the Annual Meeting and Annual Report are available at www.proxyvote.com.

PROPOSAL 1
ELECTION OF DIRECTORS

Our Board is currently comprised of eleven directors with the terms of each director expiring at the Annual Meeting. Our Board has nominated Gerben W. Bakker, Jan A. Bertsch, Stephen M. Burt, Theodore D. Crandall, Michael P. Doss, Michael F. Hilton, Rashida A. Hodge, Louis V. Pinkham, Rakesh Sachdev, Curtis W. Stoelting and Robin A. Walker-Lee, each of whom is currently serving as a director, for re-election at the Annual Meeting. We include background information on all the nominees below.

Mr. Pinkham currently serves as a Company director and our Chief Executive Officer. As previously disclosed, the Board has commenced a Chief Executive Officer transition process, and Mr. Pinkham is expected to step down from his role as Chief Executive Officer upon the appointment of a successor, which the Company currently expects to occur by June 30, 2026. Mr. Pinkham has been nominated for election to the Board at the 2026 Annual Meeting to ensure continuity and stability of Board leadership. In accordance with his transition agreement (described below in the "Compensation Discussion and Analysis - CEO Transition"), upon the appointment or election of a new Chief Executive Officer, Mr. Pinkham will automatically resign from the Board, and will not continue to serve as a director thereafter.

Otherwise than as described above, upon election, the directors will hold office for a term expiring at the 2027 annual meeting of shareholders and until their successors have been duly elected and qualified. Our Board has established a retirement age of 74 within the Company's Corporate Governance Guidelines. Specifically, a director is expected to retire from our Board on the day and hour of the annual shareholders meeting next following his or her 74th birthday. None of our director nominees has reached the retirement age of 74 as of the date of the Annual Meeting.

Unless shareholders otherwise specify, the shares represented by the proxies received will be voted in favor of our Board's nominees for election as directors. Our Board has no reason to believe that any of the listed nominees will be unable or unwilling to serve as a director if elected. However, in the event that any nominee should be unable or unwilling to serve, the shares represented by proxies received will be voted for another nominee selected by our Board.

Our Corporate Governance, Sustainability and Director Affairs Committee periodically reviews and recommends to our Board the qualities, skills, and attributes desired in our directors to reflect the unique challenges facing, and business strategies of, our Company. The Corporate Governance, Sustainability and Director Affairs Committee reviews the qualities, skills, and attributes of proposed nominees when it makes director nominee recommendations to our Board and compares them against the desired qualities, skills, and attributes. Our Board reviews this information when considering proposed nominees.

Nominees for Election at the Annual Meeting

The following sets forth certain information, as of March 9, 2026, about each of our Board's nominees for election at the Annual Meeting.



Age: **61**
Director since:
2025
INDEPENDENT

GERBEN W. BAKKER

Experience:

Mr. Bakker has served as Chairman, President, and Chief Executive Officer of Hubbell Incorporated (NYSE: HUBB), an international manufacturer of high quality, reliable electrical and utility solutions for a broad range of customer and end market applications, since May 2021, and President and Chief Executive Officer and a member of the board of directors of Hubbell since October 2020. Prior to this, he served as Hubbell's Chief Operating Officer from June 2019 to October 2020, after serving as President of the Power Systems group from 2014 to 2019. Mr. Bakker began his career with Hubbell in 1988 as a manufacturing engineer with Hubbell Wiring Systems and has held positions of increasing leadership around the world in both Hubbell's utility and electrical segments. Mr. Bakker has an M.S. in Manufacturing Engineering and a B.S. in Industrial Engineering from the University of Rhode Island, and an M.B.A. from University of Bridgeport.

Qualifications:

- Public Company CEO leadership
- Financial/Accounting Background
- Corporate Governance
- Operating (P&L)
- Manufacturing & Supply Chain
- Innovation/R&D

- Sustainability
- International Experience
- Digital/eCommerce
- M&A Experience
- Human Capital



Age: **69**
Director since:
2019
INDEPENDENT

JAN A. BERTSCH

Experience:

Ms. Bertsch is retired and was most recently the Senior Vice President and Chief Financial Officer of Owens-Illinois, Inc. (NYSE: OI), a packaging and glass container manufacturer, from 2015 to 2019. Prior to this, Ms. Bertsch served as Executive Vice President and Chief Financial Officer of Sigma-Aldrich Corporation from 2012 to 2015. Prior to that, Ms. Bertsch served as Treasurer and then Vice President, Controller, and Principal Accounting Officer at BorgWarner Inc., from 2009 to 2012. Ms. Bertsch also served as Corporate Treasurer and Chief Information Officer at Chrysler LLC and, earlier, in various roles of increasing responsibility in Finance and Treasury at Ford Motor Company. Ms. Bertsch has a B.S. in Finance from Wayne State University and an M.B.A. from Eastern Michigan University. Ms. Bertsch has been a director of BWX Technologies (NYSE: BWXT), Inc. since 2013, and became the independent chair of the BWX board in 2022. She has also been a director of Axalta Coating Systems (NYSE: AXTA) since 2022 and served as a director of Meritor, Inc. from 2016 to 2022.

Qualifications:

- Financial/Accounting Background
- Corporate Governance
- Manufacturing & Supply Chain
- Regal Rexnord Industry Knowledge

- Cybersecurity Knowledge
- International Experience
- Digital/eCommerce
- M&A Experience



Age: **61**
Director since:
2010
INDEPENDENT

STEPHEN M. BURT

Experience:

Mr. Burt is the Managing Director of Kroll, formerly Duff & Phelps, a provider of independent financial advisory and investment banking services. Mr. Burt is currently the leader of the firm's Mergers and Acquisitions Advisory practice, as well as the President of Kroll Securities, LLC, a provider of merger and acquisition advisory services, and has been with the company since 1994. Mr. Burt has a B.S. in Finance from Indiana University and an M.B.A. in Finance from DePaul University. Mr. Burt serves on the Finance Advisory Board in the Driehaus College of Business at DePaul University and was previously an NACD Board Leadership Fellow.

Qualifications:

- Financial/Accounting Background
- Corporate Governance
- Operating (P&L)
- Commercial

- International Experience
- Digital/eCommerce
- M&A Experience



Age: 70
Director since:
2021
INDEPENDENT

THEODORE D. CRANDALL

Experience:

Mr. Crandall retired from Rockwell Automation, Inc. (NYSE: ROK), a leading global provider of industrial automation power, control, and information solutions, in 2019. His most recent roles included Senior Vice President of the Control Products and Solutions segment from 2017 to 2019, and Senior Vice President and Chief Financial Officer of Rockwell Automation from 2007 to 2017. Prior to that, Mr. Crandall served in a variety of executive roles in finance, manufacturing, logistics, and general management for Rockwell Automation and Electronics Corporation of America, a company acquired by Rockwell Automation in 1986. Prior to joining our Board, Mr. Crandall served as a director of Zurn Elkay Water Solutions Corporation (formerly known as Rexnord Corporation) from 2015 to 2021. Mr. Crandall received a B.S. in Management Science and Economics and a Master's degree in Industrial Administration from Carnegie-Mellon University.

Qualifications:

- Financial/Accounting Background
- Corporate Governance
- Operating (P&L)
- Manufacturing & Supply Chain

- Regal Rexnord Industry Knowledge
- Cybersecurity Knowledge
- Sustainability
- Digital/eCommerce



Age: **59**
Director since:
2022
INDEPENDENT

MICHAEL P. DOSS

Experience:

Mr. Doss served as a director and the President and Chief Executive Officer of Graphic Packaging Holding Company (NYSE: GPX), a leader in the design and manufacturing of packaging for consumer products, from 2015 to December 2025. Prior to that, Mr. Doss held roles of increasing complexity with Graphic Packaging from 1990 to 2015, including Chief Operating Officer; Executive Vice President, Commercial Operations; Senior Vice President, Consumer Packaging; Senior Vice President, Food and Consumer Products Packaging; Vice President, Operations, Universal Packaging; Director Web Systems, Universal Packaging; and Plant Manager. Mr. Doss is a member of the boards of directors for Crown Holdings, Inc. (NYSE: CCK), the American Forest & Paper Association, the Paper Recycling Coalition, and the Atlanta Metro Chamber of Commerce. He served as a director of Sealed Air Corporation from 2020 to 2022. Mr. Doss has both a B.S. in Industrial Marketing and an M.B.A. from Western Michigan University.

Qualifications:

- Public Company CEO leadership
- Financial/Accounting Background
- Corporate Governance
- Operating (P&L)
- Manufacturing & Supply Chain

- Commercial
- Cybersecurity Knowledge
- Sustainability
- M&A Experience
- Human Capital



Age: **71**
Director since:
2020
INDEPENDENT

MICHAEL F. HILTON

Experience:

Mr. Hilton is retired and most recently served as a director and the President and Chief Executive Officer of Nordson Corporation (NASDAQ: NDSN), an engineering and manufacturing company, from 2010 to 2019. Prior to that, Mr. Hilton served at Air Products and Chemicals, Inc., a manufacturer of industrial gases, beginning in 1976 in various roles of increasing responsibility, serving most recently as the Senior Vice President and General Manager, Electronics and Performance Materials, from 2007 to 2010. Mr. Hilton has both a B.S. in Chemical Engineering and an M.B.A. from Lehigh University. Mr. Hilton has served as a director of JELD-WEN Holding, Inc. (NYSE: JELD) since 2023, Lincoln Electric Holdings, Inc. (NASDAQ: LECO) since 2015, and Ryder System, Inc. (NYSE: R) since 2012.

Qualifications:

- Public Company CEO leadership
- Corporate Governance
- Operating (P&L)
- Manufacturing & Supply Chain
- Innovation/R&D

- Commercial
- Sustainability
- M&A Experience
- Human Capital



Age: **45**
Director since:
2025
INDEPENDENT

RASHIDA A. HODGE

Experience:

Ms. Hodge has served as the Corporate Vice President, Cloud and AI platforms, Customer Success at Microsoft Corporation (NASDAQ: MSFT), a multinational technology company, where she has led the global commercial business, accelerating data-driven digital transformations for customers, since February 2021. Prior to that, Ms. Hodge spent 18 years at International Business Machines Corporation, a multinational technology company. She served in multiple roles in the IBM Watson Unit from 2013 to 2019, and most recently as the Global Vice President from January 2019 to December 2020, providing transformative strategies in hardware, software, and services for the North America Insurance Global Markets Business. Ms. Hodge has a B.S. and M.S. in Industrial Engineering from North Carolina State University and an M.B.A. from Duke University.

Qualifications:

- Corporate Governance
- Operating (P&L)
- Innovation/R&D
- International Experience
- Digital/eCommerce
- Human Capital



Age: **54**
Director since:
2019

LOUIS V. PINKHAM

Experience:

Mr. Pinkham joined our Company in April 2019 as Chief Executive Officer. Prior to joining the Company, Mr. Pinkham was Senior Vice President of Crane Co., an industrial products manufacturer, from 2016 to 2019, and served in other leadership roles at Crane Co. from 2012 to 2016. Prior to that, Mr. Pinkham was Senior Vice President and General Manager of the Critical Power Solutions Division, Electrical Group at Eaton Corporation. From 2000 to 2012, he held successive and increasing roles of global responsibility at Eaton. Since December 2023, Mr. Pinkham has served as a director of Jacobs Solutions Inc. (NYSE: J), which provides a range of professional services, including consulting, technical, scientific, and project delivery to government and the private sector, and currently serves as Lead Independent Director. Mr. Pinkham serves as a member of the Board of Trustees for the University of Chicago Medical Center and the Manufacturers Alliance for Productivity and Innovation (MAPI). Mr. Pinkham has a B.S. in Engineering from Duke University, an M.S. in Engineering Management from Northwestern University's McCormick School of Engineering, and an M.B.A. from Northwestern University's Kellogg Graduate School of Management.

Qualifications:

- Public Company CEO leadership
- Financial/Accounting Background
- Corporate Governance
- Operating (P&L)
- Manufacturing & Supply Chain
- Innovation/R&D
- Commercial
- Regal Rexnord Industry Knowledge
- Cybersecurity Knowledge
- Sustainability
- International Experience
- Digital/eCommerce
- M&A Experience
- Human Capital



Age: 70
Director since:
2007
INDEPENDENT
CHAIRMAN

RAKESH SACHDEV

Experience:

Mr. Sachdev most recently served as the interim Chief Executive Officer of Axalta Coating Systems (NYSE: AXTA), a global supplier of paints and coatings to the automotive and industrial markets, from August 2022 until the end of 2022, after which he was appointed as the independent chairman of the Axalta board. Prior to that, Mr. Sachdev served as the Chief Executive Officer of Platform Specialty Products Corporation (renamed Element Solutions Inc.), a global diversified producer of high-technology specialty chemicals; he served as the Chief Executive Officer from 2016 to 2019 and a director from 2016 to 2020. Prior to that, Mr. Sachdev served as a director and the President and Chief Executive Officer of Sigma-Aldrich Corporation, a leading life science and technology company, from 2010 to 2015, and as the Vice President and Chief Financial Officer, from 2008 to 2010. Mr. Sachdev also served in various executive positions at Meritor, Inc., a global supplier of automotive systems and components, and Cummins Inc., a global engine and power systems manufacturer. Mr. Sachdev currently is a senior advisor at New Mountain Capital, a private equity firm. Mr. Sachdev has served as a director of Edgewell Personal Care Company (NYSE: EPC) since 2015, Herc Holdings Inc. (HYSE: HRI) since 2021, and Axalta Coating Systems since 2020. In the past, Mr. Sachdev served as a director of Avantor, Inc., from 2019 to 2021, a board member and Chair of the Federal Reserve Bank of St. Louis, and as a member of the Board of Trustees of Washington University in St. Louis. Mr. Sachdev has a B.S. in Mechanical Engineering from the Indian Institute of Technology, Delhi, an M.S. in Mechanical Engineering from the University of Illinois, and an M.B.A. from Indiana University.

Qualifications:

- Public Company CEO leadership
- Financial/Accounting Background
- Corporate Governance
- Operating (P&L)
- Manufacturing & Supply Chain
- Innovation/R&D

- Regal Rexnord Industry Knowledge
- Sustainability
- International Experience
- Digital/eCommerce
- M&A Experience
- Human Capital



Age: **66**
Director since:
2005
INDEPENDENT

CURTIS W. STOELTING

Experience:

Mr. Stoelting most recently was a director and the Chief Executive Officer of Roadrunner Transportation Systems, Inc., a transportation and logistics service provider, from 2017 to 2020. Prior to that, Mr. Stoelting was the President and Chief Operating Officer of Roadrunner from 2016 to 2017. Prior to that, Mr. Stoelting served as the Chief Executive Officer and a director of TOMY International (formerly RC2 Corporation), a designer, producer, and marketer of products for infants and toddlers, from 2003 to 2013. Mr. Stoelting served in several leadership roles at RC2 from 1994 to 2003, including as the Chief Operating Officer and a director beginning in 2000. Mr. Stoelting has a B.A. in Accounting from the University of Illinois and is a Certified Public Accountant.

Qualifications:

- Public Company CEO leadership
- Financial/Accounting Background
- Corporate Governance
- Operating (P&L)
- Innovation/R&D
- Commercial

- Regal Rexnord Industry Knowledge
- Sustainability
- International Experience
- Digital/eCommerce
- M&A Experience
- Human Capital



Age: **71**
Director since:
2021
INDEPENDENT

ROBIN A. WALKER-LEE

Experience:

Ms. Walker-Lee served as the Executive Vice President, General Counsel, and Secretary of TRW Automotive Holdings Corp. (NYSE: TRW), a leader in automotive safety systems and one of the top financial performers in the industry, from 2010 to 2015. Prior to that, she served as Assistant General Counsel of Operations for General Motors Company, together with its predecessor General Motors Corporation, "GM", an automobile manufacturer, from 2009 to 2010, and as General Counsel and Vice President of Public Policy for GM — Latin America, Africa, and Middle East, from 2002 to 2008. She also had oversight responsibility for several high-profile corporate matters and served on special assignment to the General Counsel of GM during its bankruptcy restructuring. Prior to joining our Board, Ms. Walker-Lee served as a director of Zurn Water Solutions Corporation (formerly known as Rexnord Corporation) from 2015 to 2021 and has served on the EMCOR Group (NYSE: EME) Board of Directors as Chair of the Nominating and Governance Committee since 2018. EMCOR Group is a global leader in mechanical and electrical construction, industrial, and energy infrastructure, and facilities services to commercial, industrial, utility, and institutional customers. Ms. Walker-Lee has an undergraduate degree from University of Kansas and a Juris Doctorate degree from University of Michigan Law School.

Qualifications:

- Corporate governance
- Commercial
- Regal Rexnord Industry Knowledge
- Sustainability
- International Experience
- M&A Experience
- Human Capital

OUR BOARD UNANIMOUSLY RECOMMENDS THE FOREGOING NOMINEES FOR ELECTION AS DIRECTORS AND URGES EACH SHAREHOLDER TO VOTE "FOR" ALL NOMINEES.

BOARD OF DIRECTORS

Board and Governance Highlights

- ✓ Annual election of all directors
- ✓ Majority voting with director resignation policy
- ✓ All directors are independent except our Chief Executive Officer
- ✓ No "overboarded" directors under ISS or Glass Lewis guidelines
- ✓ Independent Chairman of the Board and independent Board committees
- ✓ Annual Board and committee evaluations, with cyclical individual director peer evaluations
- ✓ Skills matrix regularly reviewed and disclosed
- ✓ Independent directors meet without management present

- ✓ Shareholders have right to call special meetings
- ✓ Proxy access rights
- ✓ No "poison pill"
- ✓ Share ownership guidelines for directors and executives
- ✓ Commitment to Board refreshment - age 74 retirement guideline
- ✓ Active role in succession planning and management development
- ✓ Appropriate mix of director tenures
- ✓ Robust oversight of strategy and risk

Corporate Governance and Independent Directors

Our Board of Directors is committed to upholding robust corporate governance practices. We maintain Corporate Governance Guidelines that, together with our Board committee charters, establish clear processes and procedures to ensure effective, responsive, and transparent oversight. The Corporate Governance Guidelines are available free of charge on our website at www.regalrexnord.com. Please note that any information contained on or accessible through our website is not incorporated by reference into this proxy statement and should not be considered a part of it.

In accordance with the listing standards of the NYSE, our Corporate Governance Guidelines require that a majority of the Board members be independent directors. To assist in determining director independence, the Board has adopted categorical standards, which are outlined in the Corporate Governance Guidelines.

Applying these standards, our Board has affirmatively determined that each of Mr. Bakker, Ms. Bertsch, Mr. Burt, Mr. Crandall, Mr. Doss, Mr. Hilton, Ms. Hodge, Mr. Sachdev, Mr. Stoelting, and Ms. Walker-Lee has no material relationship with our Company. As a result, each director is considered independent under both NYSE listing standards and the Board's adopted categorical standards of independence.

The Board regularly reviews the independence of its directors to ensure continued compliance with applicable standards and to maintain the integrity of its governance practices.

Code of Business Conduct and Ethics

Our Board has adopted the Regal Rexnord Corporation Code of Business Conduct and Ethics (the "Code"), which applies to our directors, officers, associates, and business partners. The Code is available, free of charge, on our website at www.regalrexnord.com.

Board Leadership Structure

Our Board recognizes the importance of flexibility in determining the optimal leadership structure for the Company. We do not have a fixed policy regarding whether the roles of CEO and Chairman of the Board ("Chairman") should be held by separate individuals or combined. Instead, our Board retains discretion to assign these responsibilities based on what it believes will best serve the interests of the Company and its shareholders. This approach allows the Board to respond to changing circumstances and needs as they arise.

At present, the roles of CEO and Chairman are held by different individuals. Mr. Sachdev has served as Chairman since the 2019 annual meeting of shareholders, providing leadership and oversight to the Board. Mr. Pinkham, as CEO, collaborates closely with the Chairman and his fellow directors while focusing on leading the Company's operations and executing its strategy.

If at any time the Board determines that combining the CEO and Chairman roles is in the Company's best interest, or if the Chairman is not considered independent, the Board will appoint a Presiding Director from among the independent directors. This Presiding Director position, when applicable, will rotate periodically among the non-employee directors, as determined by the Board upon the recommendation of the Corporate Governance, Sustainability and Director Affairs Committee. The Presiding Director is empowered to provide independent leadership, facilitate Board discussions, and serve as a liaison between the independent directors and the Chairman. The responsibilities and authority of the Chairman and Presiding Director are defined in the Company's Corporate Governance Guidelines.

Oversight of Risk Management

Our Board holds ultimate responsibility for overseeing enterprise risk management ("ERM"). This includes supervision of business continuity, cybersecurity, data privacy, legal, compliance, and other significant risks. The Board fulfills its risk oversight role by working closely with its committees, each of which focuses on specific risk areas aligned with their expertise, and management.

Board's Oversight of ERM

The Board oversees the Company's ERM programs, which include the processes and policies for identifying, assessing, monitoring, and addressing current and emerging strategic, operational, financial, sustainability, cybersecurity, compensation, legal, and compliance risks. This oversight includes working with the Company's internal audit and legal teams in their consultation with external advisors to prioritize and address key risks based on their likelihood and potential impact. This proactive involvement enables the Company to anticipate and prepare for both near-term and long-term risks.

Management provides the Board with regular reports on critical risks and mitigation efforts across the organization, ensuring broad visibility and informed decision-making. The Chairman, in coordination with the CEO and committee chairs, facilitates discussion of key risks during Board meetings, as appropriate.

Committee Support in Risk Oversight

- Corporate Governance, Sustainability and Director Affairs Committee: Oversees risks related to corporate governance practices, sustainability initiatives, and non-financial integrity line matters.

- Compensation and Human Resources Committee: Monitors risks associated with human capital management and compensation programs, including their potential impact on long-term shareholder value.

- Audit Committee: Focuses on internal controls, financial reporting integrity, financial-related integrity line matters, and fraud risks.

Management regularly updates the Board's committees on relevant risk topics, ensuring that each committee remains informed and engaged in the risk oversight process.

ERM Program and Cybersecurity Oversight

The Board reviews the Company's ERM policies and processes and receives updates from management responsible for the ERM program's effectiveness at least annually. Cybersecurity risk management is a key focus area, with the Board reviewing and discussing on a quarterly basis the Company's programs and processes to mitigate cybersecurity risk, including the Company's frameworks for preventing, detecting, and responding to cybersecurity incidents and emerging threats.

Ethics and Compliance Reporting

The Vice President, Deputy General Counsel, and Chief Compliance Officer ("CCO") attends Board meetings at least annually and reports directly to the Executive Vice President, General Counsel and Corporate Secretary. The CCO has access to all submissions to the Company's third-party hosted integrity line, which is available to employees and third parties for confidential inquiries or concerns. The CCO delivers an annual update to the Board on the effectiveness of the Company's ethics and compliance program, and provides quarterly reports on investigations to both the Audit and Corporate Governance, Sustainability and Director Affairs Committees. An escalation policy ensures significant ethics and compliance issues are promptly reported to executive leadership and the Board.

Additional Risk Oversight Mechanisms

The Board's risk oversight is further supported by internal and external audit reviews, external legal counsel, and input from the Company's finance, controllership, and legal departments. Management's disclosure committee reports to the Audit Committee at least quarterly in connection with the preparation of the Company's financial disclosures. Management's global risk committee, a cross-functional team including leaders from the Company's information technology, risk management, internal audit, legal, and environmental, health and safety functions, identifies significant risks and updates risk management policies covering areas such as product liability, property and casualty, data privacy and cybersecurity, geopolitical, and supplier and customer risks. This committee works closely with executive leadership to develop and implement risk mitigation strategies that support the achievement of corporate objectives.

In addition, our CEO chairs the Company's Sustainability Leadership Committee, which is responsible for establishing the strategic direction of our sustainability initiatives and ensuring their integration into both our operational practices and overall business strategy. The committee's strategy is executed through cross-functional working groups made up of enterprise leaders and subject matter experts, who focus on advancing priorities, addressing key opportunities and risks, and supporting the Company's reporting. Core programs related to culture and talent are managed by the Company's Human Resources team, working collaboratively with the Sustainability Leadership Committee to drive progress and alignment across the organization.

Comprehensive and Coordinated Oversight

Through the combined efforts of the Board, its Committees, and management, the Company maintains a coordinated and comprehensive approach to risk oversight, ensuring that significant risks are identified, assessed, and effectively managed across the business.

Executive Sessions

Our Board holds at least four regularly scheduled meetings per year at which the independent directors meet in executive session without members of management or other (non-independent) directors present. The non-employee directors may also meet without management present at such other times as they determine appropriate.

Communications with our Board

Shareholders and other interested parties may communicate with the full Board, the Chairman, non-management directors as a group, or individual directors by delivering a written communication to Regal Rexnord Corporation, Attention: Board of Directors, 111 W. Michigan Street, Milwaukee, Wisconsin 53203. The communications should be addressed to the specific director or directors whom the shareholder or interested party wishes to contact and should specify the subject matter of the communication. Our Corporate Secretary will deliver appropriate communication directly to the director or directors to whom it is addressed. The Secretary will generally not forward to the director or directors communication that he determines to be primarily commercial in nature, concerns our day-to-day business activities, or that requests general information about our Company.

Concerns about accounting or auditing matters or possible violations of the Code should be reported pursuant to the procedures outlined in the Code, which is available on our website at www.regalrexnord.com.

Committees

We have three standing committees of our Board: Audit Committee, Compensation and Human Resources Committee, and Corporate Governance, Sustainability and Director Affairs Committee. Ad hoc committees are created for specific purposes from time to time. In 2025, the Board created an ad hoc CEO Search Committee, comprised of Mr. Sachdev. Mr. Hilton, and Ms. Walker Lee. The CEO Search Committee met six times in 2025.

Each committee is appointed by and reports to our Board. Our Board has adopted, and may amend from time to time, a written charter for each of the standing committees. Copies of each of these charters are available free of charge on our website at www.regalrexnord.com.

Audit Committee

The Audit Committee consists of Mr. Crandall (Chairman), Mr. Bakker, Ms. Bertsch, and Mr. Burt. Each of the members of the committee is independent as defined by the NYSE listing standards and the rules of the Securities and Exchange Commission (the "SEC"). Our Board determined that each of Mr. Crandall, Mr. Bakker, Ms. Bertsch and Mr. Burt qualify as an "audit committee financial expert" as defined in SEC rules and meets the expertise requirements for audit committee members under the NYSE listing standards. The principal functions performed by the Audit Committee, which met seven times in 2025, are to assist our Board in monitoring:

- the overall quality of our Company's financial statements and financial reporting;
- our independent registered public accounting firm's qualifications and independence;
- our accounting controls and policies;
- the performance of our internal audit function and independent registered public accounting firm; and
- our compliance with legal and regulatory requirements.

The Audit Committee has the sole authority to appoint, retain, compensate, and terminate our independent registered public accounting firm and to approve the compensation paid to our independent registered public accounting firm. The Audit Committee has presented to shareholders for ratification at the Annual Meeting its selection of our independent registered public accounting firm for 2026. See "Proposal 3: Ratification of Deloitte & Touche LLP as Our Independent Registered Public Accounting Firm for the Year Ending December 31, 2026."

Compensation and Human Resources Committee

The Compensation and Human Resources Committee consists of Mr. Hilton (Chairman), Mr. Doss, and Mr. Sachdev. Each of the members of the Compensation and Human Resources Committee is independent as defined by the NYSE listing standards. The principal functions of the Compensation and Human Resources Committee, which met five times in 2025, are to:

- develop our overall compensation philosophy;
- administer our incentive compensation plans (including our equity incentive plans);
- determine the compensation of the CEO and the other executive officers;
- review and monitor succession and leadership development planning; and
- review, formulate, recommend, and administer short-and long-range compensation programs for the executive officers and key employees.

A more complete description of our Compensation and Human Resources Committee's practices can be found in the Compensation Discussion and Analysis section of this proxy statement.

Corporate Governance, Sustainability and Director Affairs Committee

The Corporate Governance, Sustainability and Director Affairs Committee currently consists of Ms. Walker-Lee (Chair), Ms. Hodge and Mr. Stoelting.

Each of the members of the Corporate Governance, Sustainability and Director Affairs Committee is independent as defined by the NYSE listing standards. The principal functions of the Corporate Governance, Sustainability and Director Affairs Committee, which met four times in 2025, are to:

- develop and recommend to our Board a set of corporate governance principles applicable to our Company, including matters of Board organization, membership, compensation, independence, and committee structure and membership;
- take a leadership role in shaping our corporate governance;
- periodically review the Company's policies, initiatives, strategies, disclosures, and engagement with shareholders and other key stakeholders related to sustainability and governance matters;
- recommend to our Board the members and the chairperson for each committee to be filled by our Board; and
- identify individuals qualified to become directors (consistent with the criteria approved by our Board) and to recommend candidates for directorships to be filled by our Board or by our shareholders;

Nominations of Directors

In identifying and evaluating nominees for director, the Corporate Governance, Sustainability and Director Affairs Committee believes that all directors should be financially literate and must be committed to understanding our Company and its industry, and must also possess the highest personal and professional ethics, integrity and values, and commitment to representing the long-term interest of the Company's shareholders. Directors must also possess a diverse set of skills and experience with a background in areas that are relevant to our business. Directors should also be inquisitive and have an objective perspective, practical wisdom, and mature judgment. Directors must be willing and able to devote whatever time is necessary to carry out their duties and responsibilities effectively. Directors will not be nominated unless they are willing to serve for an extended period of time.

The Corporate Governance, Sustainability and Director Affairs Committee considers diversity of viewpoint, background, industry knowledge and perspectives, as well as ethnic and gender diversity, as part of its overall evaluation of candidates for director nominees. To ensure that the Board's composition reflects the right balance of skills, qualifications, and attributes, the Board seeks qualified nominees from a variety of backgrounds. Consideration will be given to candidates without regard to race, color, religion, gender, or national origin.

The Corporate Governance, Sustainability and Director Affairs Committee will also consider persons recommended by shareholders to become nominees for election as directors in accordance with provisions of our Amended and Restated Bylaws and the criteria set forth in the Corporate Governance Guidelines. Recommendations with respect to the 2027 annual meeting of shareholders must be submitted by November 18, 2026 for the recommendation to be considered by the Corporate Governance, Sustainability and Director Affairs Committee.

For a timely recommendation submitted by a shareholder to be considered by the Corporate Governance, Sustainability and Director Affairs Committee, the candidate recommended by a shareholder must be "independent" as defined in the NYSE independence standards and SEC regulations, and meet the minimum expectations for a director set forth in our Company's Corporate Governance Guidelines. The Corporate Governance, Sustainability and Director Affairs Committee will have sole discretion whether to nominate an individual recommended by a shareholder. As to any candidate identified by the Corporate Governance, Sustainability and Director Affairs Committee to become a nominee, the candidate must possess the requisite qualifications, although the Corporate Governance, Sustainability and Director Affairs Committee need not require such nominee to be independent. Nevertheless, we strive to have all directors, other than those directors who are current or former members of our management, be independent as defined by the NYSE independence standards and SEC regulations.

Sustainability

We believe that sustainable business practices strengthen our Company by helping us better serve our customers, delivering higher returns for our shareholders, creating more opportunities for our associates, and making meaningful contributions to the communities in which we operate. At Regal Rexnord, sustainability encompasses a wide array of topics, including associate health and safety, environmental impact, anti-corruption and trade compliance, regulatory compliance, responsible sourcing, human rights, labor practices, ethics, risk mitigation, and diversity, engagement and inclusion.

In the realm of environmental impact, we remain committed to achieving carbon neutrality across our absolute Scope 1 and 2 emissions by 2032. Our focus has been on executing against the Regal Rexnord Roadmap to Carbon Neutral to achieve our environmental impact goals through leveraging controllable levers within our operational footprint, including investments in building and processing equipment efficiency, on-site renewable energy, and operational efficiency. In parallel with our efforts to reduce our Scope 1 and 2 emissions, we continue to prioritize innovation and product design that focuses on increasing the overall energy efficiency of our product offerings. These efforts are aimed at reducing the portion of our Scope 3 emissions associated with the direct use of our products while also reflecting our broader focus on sustainability across the value chain. Achieving net-zero is a longer-term goal to which we continue to strive as we navigate external factors beyond our control – such as advancements in technology and infrastructure, broad adoption of low-carbon energy efficient solutions, and the timing and scope of our suppliers' emission reduction efforts.

While our full Board remains ultimately responsible for the oversight of our sustainable business practices and related risks and opportunities, the Corporate Governance, Sustainability and Director Affairs Committee is responsible for oversight and review of our Sustainability policies, initiatives, strategies, disclosure, and engagement.

In 2025, we demonstrated our continued commitment to sustainability through advancing many of our sustainability initiatives, including the following highlights:

- Initial greenhouse gas emissions data for 2025 indicates we are trending toward an 8.7% reduction in absolute Scope 1 and 2 greenhouse gas emissions. On a sales adjusted basis, our greenhouse gas emissions are trending toward a nearly 9% reduction, year over year.

- Our growth strategy is aligned with developing environmentally friendly solutions for our customers, including innovative products that reduce energy consumption, water usage, sound levels, and workplace injuries. As part of our mid-term strategic planning process, our business teams are required to outline opportunities to address rising demand for more energy-efficient products and to specify what they are doing to improve the environmental friendliness of our manufacturing operations.

- We continue to introduce more energy-efficient products in an effort to help our customers meet their sustainability goals. A recent example is our electromechanical actuators, a critical component in Advanced Air Mobility ("AAM") vehicles, such as electric vertical takeoff and landing aircraft. AAM can reduce vehicle congestion and carbon emissions, and our actuators enable these aircraft to efficiently control motion in a wide range of flight control functions.

- Our Sustainability Champion Program continues to serve as a catalyst for knowledge, awareness and action, fostering a culture of sustainability throughout our organization. In 2025, approximately 150 Sustainability Champions representing 81 manufacturing sites led energy reduction strategies at their respective sites. Ultimately, this initiative resulted in 96 efficiency-related projects that unlocked nearly 6,400 MWh in annual energy savings.

- We contribute to the communities where we live and work by supporting local charitable organizations and contributing a significant number of volunteer hours. In 2025, the Regal Rexnord allocated more than $1.1 million across 150 non-profit organizations based in North American communities where our associates live and work. In addition, Regal Rexnord also contributed more than $920,000 to charities in India through our regional Corporate Social Responsibility program.

- We aim to continually improve workplace safety through our "zero harm" expectation, and report year-over-year total recordable incident rates (TRIR) and days away, restricted or transferred (DART) rates in our annual Sustainability Report. Since 2017, our Global TRIR improved by nearly 45% from .92 to .51. This compares favorably to a TRIR of 1.6 for the Motor and Generator Manufacturing Industry and a TRIR of 2.7 for the Mechanical Power Transmission Equipment Manufacturing Industry.[1]

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[1] Based on 2023 Bureau of Labor Statistics incident rates for companies operating in Motor and Generator Manufacturing (335312) and Mechanical Power Transmission Equipment Manufacturing (333613).

Policies and Procedures Regarding Related Person Transactions

Our Board has adopted written policies and procedures regarding related person transactions. For purposes of these policies and procedures:

- a "related person" means any of our directors, executive officers, nominees for director, or a person who has a greater than 5% beneficial ownership, and any of their immediate family members, as well as any entity in which any of these persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest; and

- a "related person transaction" generally is a transaction in which we are a participant and the amount involved exceeds $120,000, and in which any related person has a direct or indirect interest.

The related person or the business unit or department leader of our Company responsible for a proposed related person transaction must notify our General Counsel of certain information relating to proposed related person transaction. If our General Counsel determines that a proposed transaction is a related person transaction subject to the policy, he will submit the transaction to the Corporate Governance, Sustainability and Director Affairs Committee for consideration at the next committee meeting or, if expedited consideration is required, to the committee chair. The committee or chair, as applicable, will consider all the relevant facts and circumstances available regarding the proposed related person transaction and will approve only those related person transactions that are in, or are not inconsistent with, the best interests of our Company and our shareholders. The chair is required to report to the committee at the next committee meeting any approval granted under the policy.

The policy also provides for ongoing review by the General Counsel of any amounts paid or payable to, or received or receivable from, any related person. Additionally, at least annually, the Corporate Governance, Sustainability and Director Affairs Committee is required to review any previously approved related person transactions that remain ongoing and have a remaining term of more than six months or remaining amounts payable to or receivable from us of more than $60,000. Based on all relevant facts and circumstances, the committee will determine if it is in the best interests of our Company and our shareholders to continue, modify, or terminate the related person transaction.

If any of our CEO, Chief Financial Officer or General Counsel becomes aware of a pending or ongoing related person transaction that has not been previously approved under the policy, then the transaction must be disclosed to the Corporate Governance, Sustainability and Director Affairs Committee or its chair. The committee or the chair must then determine whether to amend or terminate the related person transaction, or take any other appropriate action. If the related person transaction is complete, then the committee or its chair will evaluate the transaction to determine if rescission of the transaction or any disciplinary action is appropriate.

In 2025, there were no proposed, pending, or ongoing related person transactions subject to review by the Corporate Governance, Sustainability and Director Affairs Committee under the policy.

Meetings and Attendance

Our Board held five meetings in 2025. Each director attended at least 75% of the aggregate of (a) the total number of meetings of our Board and (b) the total number of meetings held by all committees of our Board on which the director served during 2025, in each case during the period in which the director was serving on our Board or the applicable committee.

Members of our Company's senior executive management who are not members of our Board participate in Board meetings to present information, make recommendations, and be available for direct interaction with members of our Board. They also support the work of the committees in liaison roles. Other Company leaders are invited to present information and interact directly with the directors as the Board deems necessary or desirable.

Directors are expected to attend our annual meeting of shareholders each year. All directors then serving attended the 2025 annual meeting of shareholders.

STOCK OWNERSHIP

Management and Board of Directors

The following table sets forth information, as of March 9, 2026, regarding beneficial ownership of our common stock by each director and nominee, each of our current named executive officers as set forth in the Summary Compensation Table, and all the directors and current executive officers as a group. As of March 9, 2026, no director or executive officer beneficially owned one percent or more of our common stock. On that date, the current directors and executive officers as a group beneficially owned less than one percent of our common stock. Except as otherwise indicated in the footnotes, all the persons listed below have sole voting and investment power over the shares of our common stock identified as beneficially owned.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1][2]	Restricted Stock Units[3]
Gerben W. Bakker	-	1,295
Jan A. Bertsch	7,479	1,295
Stephen M. Burt	24,042	1,295
Theodore D. Crandall	7,274	1,295
Michael P. Doss	2,605	1,295
Michael F. Hilton	6,937	1,295
Rashida A. Hodge	-	1,295
Brooke Lang	6,428	4,342
Jerrald R. Morton	28,933	6,018
Louis V. Pinkham	77,559	18,590
Robert J. Rehard	94,626	9,589
Rakesh Sachdev	26,042	1,295
Curtis W. Stoelting	25,815	1,295
Robin A. Walker-Lee	4,580	1,295
Kevin J. Zaba[4]	69,942	—
All current directors and executive officers as a group (18 persons)	**345,154**	**73,329**

[1] Includes shares subject to currently exercisable rights to acquire common stock and options exercisable within 60 days of March 9, 2026 as follows: Mr. Lang: 2,967; Mr. Morton: 8,768 shares; Mr. Pinkham: 19,433 shares; Mr. Rehard: 69,769 shares; Mr. Zaba: 43,413 shares; and all current directors and executive officers as a group: 144,350 shares.

[2] The amount shown for Mr. Stoelting includes 15,993 shares held in the Stoelting Family Trust dated February 15, 2023 over which Mr. Stoelting retains sole voting and investment power during his lifetime.

[3] This column includes shares of restricted stock or restricted stock units that are subject to forfeiture until they vest on either the first, second, or the third anniversary of the date of grant pursuant to the terms of the applicable vesting schedule.

[4] Information as of December 31, 2025, the date of Mr. Zaba's retirement from the Company.

Other Beneficial Owners

The following table sets forth information, as of December 31, 2025 or otherwise, as noted, regarding beneficial ownership by the persons known to us to own greater than 5% of our outstanding common stock, based on our review of the reports regarding beneficial ownership filed with the SEC in accordance with Sections 13(d) and 13(g) of the Exchange Act of 1934. The percentages included in the "Percent of Class" column have been calculated pursuant to Rule 13d-3(d)(1) under the Exchange Act of 1934 based on the number of shares of our common stock outstanding on March 9, 2026.

| | Amount and Nature of Beneficial Ownership | | | | | |
| | Voting Power | | Investment Power | | | Percent |
Name and Address of Beneficial Owner	Sole	Shared	Sole	Shared	Aggregate	of Class
The Vanguard Group[1] 100 Vanguard Blvd. Malvern, PA 19355	0	22,768	6,703,090	85,504	6,788,594	10.23
BlackRock, Inc.[2] 50 Hudson Yards New York, NY 10001	5,555,678	0	5,757,033	0	5,757,033	8.7
Victory Capital Management, Inc.[3] 15935 La Cantera Pkwy San Antonio, TX 78256	4,095,130	0	4,122,930	0	4,122,930	6.21
FMR LLC[4] 245 Summer Street Boston, MA 02210	2,811,911	0	3,959,630	0	3,959,630	6.0

[1] This information is based on a Schedule 13G/A filed with the SEC by The Vanguard Group on February 13, 2024, which relates to beneficial ownership as of December 29, 2023.

[2] This information is based on a Schedule 13G/A filed with the SEC by BlackRock, Inc. on April 24, 2025, which relates to beneficial ownership as of March 31, 2025 and which states that all shares are beneficially owned by BlackRock, Inc., a parent holding company, and on behalf of its wholly owned subsidiaries (i) BlackRock Life Limited; (ii) BlackRock Advisors, LLC; (iii) BlackRock Fund Advisors; (iv) BlackRock (Netherlands) B.V.; (v) BlackRock Institutional Trust Company, National Association; (vi) BlackRock Asset Management Ireland Limited; (vii) BlackRock Financial Management, Inc.; (viii) BlackRock Asset Management Schweiz AG; (ix) BlackRock Investment Management, LLC; (x) BlackRock Investment Management (UK) Limited; (xi) BlackRock Asset Management Canada Limited; (xii) BlackRock Investment Management (Australia) Limited; (xiii) BlackRock Advisors (UK) Limited; and (xiv) BlackRock Fund Managers Ltd. BlackRock Fund Advisors beneficially owns 5% or greater of the outstanding shares reported on the Schedule 13G/A.

[3] This information is based on a Schedule 13G filed with the SEC by Victory Capital Management, Inc. on February 10, 2026, which relates to beneficial ownership as of December 31, 2025.

[4] This information is based on a Schedule 13G/A filed with the SEC by FMR LLC on February 5, 2026, which relates to beneficial ownership as of December 31, 2025 and which states that all shares are beneficially owned by FMR LLC, a parent holding company, and on behalf of its wholly owned subsidiaries (i) FIAM LLC IA; (ii) Fidelity Diversifying Solutions LLC IA; (iii) Fidelity Institutional Asset Management Trust Company BK; (iv) Fidelity Management & Research Company LLC IA; and (v) Strategic Advisers LLC IA and by Abigail P. Johnson, who is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Abigail P. Johnson has sole

ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

We are seeking an advisory vote of our shareholders on compensation of our NEOs, as required by Section 14A of the Securities Exchange Act of 1934, as amended. Our Board recommends that you vote in favor of a resolution approving the compensation of our NEOs as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis section and the tables and narrative discussion contained in this proxy statement. Since the vote is advisory in nature, the results will not be binding on our Board or our Compensation and Human Resources Committee. However, if there is a significant vote against our executive compensation policies and procedures, our Board and our Compensation and Human Resources Committee will carefully evaluate whether any actions are necessary to address those concerns. We intend to hold our next advisory vote on the compensation of our NEOs at our annual meeting in 2027.

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

COMPENSATION DISCUSSION AND ANALYSIS

Our Named Executive Officers

This Compensation Discussion and Analysis provides detailed information about our compensation programs for our Named Executive Officers (our "NEOs") for fiscal year 2025. Our NEOs for fiscal year 2025 were:

    

LOUIS V. PINKHAM	**ROBERT J. REHARD**	**JERRALD R. MORTON**	**KEVIN J. ZABA**	**BROOKE LANG**
Chief Executive Officer	Executive Vice President, Chief Financial Officer	Executive Vice President & President, Industrial Powertrain Solutions segment	Former Executive Vice President & President, Automation and Motion Control segment*	Executive Vice President & President, Power Efficiency Solutions segment

* Mr. Zaba retired from the Company, effective close of business December 31, 2025.

CEO Transition

On October 29, 2025, the Company announced that Mr. Pinkham, our CEO, will separate from his role with the Company in connection with a CEO search process being led by the Company's Board. Mr. Pinkham's separation from his role as CEO is expected to occur by June 30, 2026.

Mr. Pinkham's departure is being treated as a termination without cause under our Executive Severance Policy and Mr. Pinkham will receive compensation at the time of his departure consistent with the terms of such policy.

Mr. Pinkham and the Company entered into a Transition Agreement and General Release of Claims (as amended, the "Transition Agreement"), which was approved by the Compensation and Human Resources Committee of the Board (for purposes of this Compensation Discussion and Analysis, the "Committee") in consultation with its independent compensation consultant, Meridian Compensation Partners ("Meridian"). Under the terms of the Transition Agreement, Mr. Pinkham is entitled to receive the following as of his termination date:

- a $6,000,000 lump sum cash payment equal to two times the sum of his (1) base salary as of November 4, 2025, the effective date of the Transition Agreement (the "Effective Date"), plus (2) his target annual bonus as of the Effective Date;

- a full annual bonus for the 2025 calendar year (to the extent such bonus has not yet been paid as of the date of his termination), based on achievement of previously established performance goals, as determined by the Board;

- continued eligibility for health benefits plan coverage for up to 24 months so long as Mr. Pinkham pays the employee portion of the cost of such coverage; and

- any other accrued benefits.

In addition, for his continued service from January 1, 2026 through the termination date, Mr. Pinkham will continue to receive his base salary. For the extended transition period from April 1 through up to June 30, 2026, Mr. Pinkham will receive the pro-rated value of his typical annual bonus and long-term incentive compensation.

Executive Compensation Philosophy

Overview

We have designed our executive compensation program to attract, motivate, and retain a team of highly qualified executives who will execute our overall strategy, achieve our business objectives, and drive innovation. We believe that the compensation of our NEOs should be structured so that their interests are aligned with the long-term interests of our shareholders. As such, our program encourages executives to achieve our short-term and long-term goals by offering "at risk" compensation, the value of which is ultimately determined by future performance, without creating undue risk-taking behavior nor overly emphasizing short-term performance at the expense of sustained long-term value creation. This core pay for performance philosophy is embedded in the design of our executive compensation program.

In order to attract, motivate, and retain talented executives, we believe we should offer overall compensation that is competitive in the marketplace. As a result, we set total target direct compensation levels that are competitive with a peer group of other global corporations of similar size, value, and complexity.

Consistent with our enterprise pay for performance philosophy, we believe our NEOs should have the opportunity to earn above-market total target direct compensation if the Company performs well, but that they should earn below-market total target direct compensation if the Company does not.

Role of "say on pay" in our philosophy and in determining compensation

Each year management and the Committee evaluate the results of our shareholders' non-binding vote on our NEOs' compensation (the "say on pay" vote) and consider other shareholder inputs to determine whether our shareholders believe we need to change our compensation philosophy or practices. Most recently, at our 2025 Annual Meeting of Shareholders, our shareholders supported our NEOs' compensation with nearly 98.7% of the shares that were voted being cast in favor. Consistent with this strong vote of shareholder approval, we took care to retain all key elements of our continuing commitment to pay for performance.

Key compensation policies and practices

What We Do	What We Do NOT Do
✓ Pay for Performance	✗ No Agreements with Gross-Ups for Taxes
✓ Balance of Long-Term and Short-Term Incentives	✗ No Excessive Change in Control Agreements
✓ Use Multiple Performance Metrics for Short and Long-Term Incentives, including a Relative TSR Metric	✗ No Cash Buyouts or Repricing of Options
✓ Benchmark Compensation Compared to an Appropriate Peer Group	✗ No Guaranteed Bonuses or Salary Increases
✓ Maintain a Compensation Recovery (Clawback) Policy that Extends Beyond Dodd-Frank Requirements	✗ No Dividends or Dividend Equivalent Payments until Underlying Equity Grant Vests
✓ Rigorous Committee Oversight of Incentive Metrics, Goals, and Pay/Performance Relationships	✗ No Stock Option or SAR Backdating or Repricing
✓ Maintain Stringent Stock Ownership Holding Requirements	
✓ Prohibit Hedging and Pledging of Company Stock	
✓ Limit Perquisites	
✓ Engage an Independent Compensation Consultant	
✓ Hold Executive Sessions at each Committee Meeting	
✓ Use Double-Trigger for Change in Control Agreements and Equity Awards	

Alignment of our NEOs' 2025 realized compensation with financial performance

We believe our executive compensation program in fiscal year 2025 aligned well with the objectives of our compensation philosophy and with our corporate performance. Despite significant headwinds due to both the effects of unexpected tariffs and rare earth magnet supply restrictions during fiscal year 2025, the Company achieved several key financial performance milestones in fiscal year 2025, including:

- Revenue of $5.93 billion
- Adjusted EBITDA Margin of 22.0%
- Adjusted Free Cash Flow of $893.1 million
- Adjusted Diluted Earnings Per Share: $9.65
- Paid down $709.4 million of gross debt
- Capital deployment: We continued our practice of paying a dividend every quarter — something we have done without interruption since January 1961.

Following the conclusion of fiscal year 2025, the Committee reviewed the Company's performance against the metrics established under the Company's 2025 Incentive Compensation Plan ("ICP"). Consistent with its authority under the ICP, and after discussion with management and Meridian, the Committee determined to partially exclude, in measuring 2025 ICP results for payout purposes, the adverse impacts, following management's mitigation efforts, of (i) tariffs announced and implemented during fiscal year 2025, and (ii) constraints related to rare earth magnet availability that increased input costs and limited supply. The Committee determined that these items were outside management's control, were not contemplated in the Company's annual operating plan or the ICP goals approved in January 2025, and were not fully reflective of underlying operating performance. The Committee decided on a partial (rather than full) exclusion to (i) recognize management's mitigation efforts and underlying execution of the business, (ii) preserve accountability for overall results, and (iii) ensure the ICP continued to capture the broader operating environment. See "Annual Cash Incentives — ICP Results for 2025" for the Committee's rationale.

Our NEOs who are corporate leaders, Mr. Pinkham and Mr. Rehard ("Corporate NEOs"), had annual cash incentives for fiscal year 2025 based 80% on total Company financial performance measures and 20% on revenue growth initiatives set at the beginning of the fiscal year. Our NEOs who are presidents of our operating segments, Mr. Morton, Mr. Zaba, and Mr. Lang ("Segment NEOs"), had annual cash incentives for fiscal year 2025 based 40% on total Company performance, with the remaining 60% based on their respective segment-level measures and results, including revenue growth initiative goals that are tailored to each operating segments' key strategic objectives. The ICP performance measures applicable to our NEOs are described further below under "Annual Cash Incentives — ICP Performance Measures for 2025", and the Committee's determination of the annual cash incentive target opportunity is described further below under "Annual Cash Incentives — Targets and Target-Setting Methodology".

For the Performance Share Units ("PSUs") granted in 2023 with a performance period that concluded at the end fiscal year 2025 (the "2023 PSUs"), the Committee reviewed the formula underlying the PSUs and the Company performance during the relevant period and determined a payout of 0% of target PSUs. The 2023 PSUs were subject to a single relative total shareholder return ("rTSR") metric which performed at the 17th percentile. This result was below the threshold goal of the 25th percentile and yielded a 0% payout.

This section includes non-GAAP financial measures which management uses to evaluate our business and make operating decisions. We believe these measures help demonstrate the close alignment of our NEOs' compensation with the Company's financial performance. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are attached as Exhibit A.

Percentage of "at risk" compensation

To focus on both our short- and long-term success and in alignment with our pay for performance philosophy, our NEOs' target total direct compensation includes a significant portion that is "at risk" because the value of such compensation is determined based on the achievement of specified goals and remains subject to forfeiture if those goals are not met. This "at risk" compensation includes compensation elements intended to reward the achievement of both short- and long-term financial goals. If these goals are not achieved, then performance-related compensation will decrease. If these goals are exceeded, then performance-related compensation will increase.

Payments under our ICP are "at risk" because they are dependent on achievement of one-year performance goals. In addition, compensation paid in the form of equity awards, such as restricted stock units ("RSUs") and PSUs, is at-risk because the value of these awards varies with changes in our stock price and is impacted by our financial performance. By creating a compensation package where a considerable percentage is paid in equity awards that are subject to vesting over multiple years or dependent on achieving multi-year performance goals, our NEOs have a significant stake in our long-term success and are aligned with the interests of our shareholders.

As shown in the following charts, 88% of the CEO's target compensation and, on average, 77% of the other NEOs' target compensation was at risk in fiscal year 2025. For purposes of this disclosure, target compensation includes annual base salary as in effect on December 31, 2025, target annual incentive awards for fiscal year 2025, and grant date fair value of fiscal year 2025 long-term equity incentive awards.



Changes to our compensation program in 2025 that impacted our NEOs

The Committee adopted the following changes to our compensation program for 2025 that impacted our NEOs:

- **Changes to the Long-Term Incentive Compensation Mix**. The Committee approved changing our long-term incentive award mix for 2025 to a mix of 60% PSUs and 40% RSUs, in contrast to the 2024 mix of 50% PSUs, 25% RSUs, and 25% Stock Appreciation Rights ("SARs"). The Committee determined that it was appropriate to eliminate SARs and increase the proportion represented by PSUs and RSUs to strengthen alignment of our NEO compensation with our strategic objectives and performance, and remain competitive with industry pay practices.

- **New 2025 PSU Design**. For 2023 and 2024, the Committee approved rTSR as the single metric for our PSU design given the challenges associated with calculating ROIC stemming from the Company's merger with Rexnord Corporation's Process & Motion Control Business and subsequent Altra acquisition. With these transactions completed, and given the financial and strategic importance of continuing to deliver on the Company's cost and cross-sell synergy capture commitments, for 2025, the Committee approved PSU awards with three equally weighted performance measures: return on invested capital ("ROIC"), rTSR (based on the S&P 900 Industrials sub-index), and synergy achievement. The payout for the achievement of threshold goals was increased from 25% to 50%. Additionally, the 2025 PSUs are eligible for a limited revenue growth multiplier if the Company achieves revenue growth above target that could leverage the payout percentage to a maximum of 300%. See "Long-term Incentives - Performance Share Units" below for more information.

- **Re-Weighted ICP Revenue Growth Metric**. ICP metrics were re-weighted to place more emphasis on growth to more closely align performance metrics with the Company's strategic initiatives and growth objectives. See "Annual Cash Incentives - ICP Performance Measures for 2025" below for more information.

Setting Executive Compensation

Our Board's role in setting NEO compensation

The Board's primary role in setting our NEOs' compensation is to:

- annually review and consider our compensation philosophy;
- appoint the members of the Committee; and
- review and approve certain recommendations of the Committee relating to executive compensation, including the CEO's compensation.

Our Committee's role in setting NEO compensation

The Committee consists entirely of independent directors who are "non-employee directors" for purposes of the Securities Exchange Act of 1934. The current members of the Committee are Mr. Hilton (Chairman), Mr. Doss, and Mr. Sachdev. The Committee's primary role in setting our NEOs' compensation is to:

- determine the components of our executive compensation program, consistent with the compensation philosophy determined by our Board;
- determine the executive compensation packages offered to our NEOs;
- recommend the compensation package of our CEO to the Board of Directors for approval; and
- administer the ICP and our long-term equity incentive plans and grant awards under our plans.

The Committee reviews data from market surveys from our established peer group and retains an independent compensation consultant to assess our competitive position with respect to executive compensation. The Committee takes various factors into account in setting compensation levels and does not use a formulaic approach, but generally seeks to align total direct compensation (i.e., the sum of base salary, target annual cash incentive opportunity, and target long-term incentives) with our peer group and the survey median.

Our CEO's role in setting NEO compensation

In its decision-making process, the Committee receives and considers the recommendations from our CEO with respect to compensation decisions for our NEOs other than himself. Our CEO makes no recommendation with respect to his own compensation.

Our independent compensation consultant's role in setting NEO compensation

The Committee periodically solicits proposals from independent compensation consultants to assist the Committee in the performance of its responsibilities. As part of its evaluation of potential compensation consultants, the Committee considers all factors relevant to the consultant's independence from management and potential conflicts of interest in accordance with applicable SEC rules and NYSE listing standards. After selecting an independent compensation consultant, the Committee periodically meets with that consultant throughout the year at such times as the Committee deems appropriate and receives reports and advice from the consultant on matters of executive compensation.

Our annual process requires evaluation of our compensation consultant's independence and the independence of the individual representatives who serve as consultants. After a review of the factors prescribed by the SEC and the NYSE, the Committee determined that the work performed by Meridian, its compensation consultant since November 2021, did not raise any conflicts of interest.

In setting compensation for 2025, the Committee directed Meridian to assemble compensation data for our NEOs and compare the data against aggregated peer group proxy data and general industry survey data for persons holding similarly situated positions in our peer group. In setting compensation levels for NEOs, we consider compensation within a 15% range above or below the 50th percentile of peer group's compensation data to be at approximately the median level.

The Committee annually reviews the composition of the compensation peer group for potential changes in light of acquisitions, changes in comparable revenue size, or other factors it deems appropriate.

In reviewing our peer group for potential updates in 2025, the Committee selected companies that it believed to be comparable to our Company by generally using the following criteria:

- Comparable revenue (target companies with annual revenues ranging from approximately 0.5 to 3.0 times our estimated annual revenues and with an overall median revenue that approximates ours based on estimated revenues for 2025);
- Comparable market capitalization;
- Similar industry (companies competing in an industry similar to ours that have a level of complexity and business model similar to ours); and
- Competition for talent (companies that we compete with for executive talent).

After completing its review in consultation with Meridian, the Committee decided to use the same peer group to set compensation for 2025 as it used in the previous year.

For 2025 compensation decision-making, the 19 companies in our peer group for purposes of NEO benchmarking were:

AMETEK, Inc.	Brunswick Corporation	Carlisle Companies Incorporated
Dover Corporation	EMCOR Group, Inc.	Hubbell Incorporated
Ingersoll Rand Inc.	Leggett & Platt, Incorporated	Lennox International Inc.
Masco Corporation	Owens Corning	Parker-Hannifin Corporation
Rockwell Automation, Inc.	Snap-On, Inc.	Stanley Black & Decker, Inc.
The Timken Company	Trane Technologies Plc	Westinghouse Air Brake Technologies Corporation
Xylem Inc.		

Meridian benchmarked our executive compensation opportunities using our 2025 peer group as the primary benchmark and general industry survey data based on appropriate size as an additional benchmark. Management did not influence the selection of these surveys. We believe these benchmarks help to broaden the Committee's understanding of market trends and practices.

In reviewing and analyzing this data, Meridian considered information for each NEO position with respect to the following elements of total compensation:

- Base salary;
- Target annual cash incentive under the ICP;
- Target total cash compensation (salary and target annual cash incentive);
- Target of annual long-term incentives at grant-date value; and
- Target total direct compensation (sum of target cash and target long-term incentives).

In addition to NEO compensation benchmarking and peer group analysis, Meridian also supported the Committee by advising with respect to the Company's incentive plan designs, reviewing the Compensation Discussion and Analysis portion of our proxy statement, benchmarking outside director compensation, and advising on other topics as requested by the Committee.

The Elements of Total Compensation

In 2025, we executed on our executive compensation philosophy through the following programs. All of our NEOs participated in these programs unless otherwise noted below.

Program	Description	Period
Cash Compensation		
Base Salary	Competitive pay based on scope, experience, and performance	Annual
Incentive Cash Plan (ICP)	Annual cash incentive with target awards established for each participating associate.	Annual
	Payment under ICP is based on performance against key financial goals at the total Company and segment level. For Corporate NEOs, ICP was based 80% on total Company financial performance and 20% on total Company revenue growth initiatives. For Segment NEOs, ICP was based 40% on total Company performance and 60% on segment performance.	
	Payments can be higher (subject to a maximum) or lower than target, based on results, and are paid in a single payment following the end of the performance period.	
Long-Term Incentive ("LTI") Equity Awards		
RSUs	The right to receive a share of our common stock upon the vesting date specified in the award, if the NEO remains employed on the vesting date.	Three years (ratable vesting on the first three anniversaries of the grant date)
PSUs	The right to receive a share of our common stock upon achievement of the performance conditions specified in the award, if the NEO remains employed on the vesting date. For PSUs granted in 2025, the PSUs are based on the performance of three equally weighted metrics: (i) rTSR, compared to the S&P 900 Industrials sub-Index; (ii) ROIC; and (iii) Synergy Achievement. The payout is also subject to a Revenue Growth multiplier up to 1.5x.	Three years (cliff vesting subject to performance)

Program	Description	Period	Principal Reasons for Providing
Retirement Programs			
Retirement (401(k)) Savings Plan	Participants are eligible to contribute a portion of their compensation, up to the limits imposed by the Internal Revenue Service, and we make a matching contribution equal to 100% of the first 2% contributed by a participant, plus 50% of the next 4% contributed by a participant (up to a maximum of 4%). On an annual basis, the Company has the authority to approve a discretionary profit-sharing 401(k) contribution for all plan participants, including our NEOs.	N/A	Retention and competitive practices
Regal Beloit America, Inc. Pension Plan (the "Regal Pension Plan")	Defined benefit pension plan that covered substantially all employees of Regal Beloit America, Inc., a subsidiary of the Company, who were compensated on a salaried basis. A number of plans have been merged into the Regal Pension Plan, including the former Regal Power Transmission Solutions Pension Plan, which was merged effective January 1, 2017 and frozen with no new accruals effective February 1, 2020. Of our NEOs, Mr. Morton is the only participant in the Regal Pension Plan.	N/A	Retention and competitive practices
Supplemental Retirement Plan (the "SRP")	Nonqualified defined contribution retirement plan that permits executives to defer base salary and receive various Company contributions	N/A	Retention and competitive practices
Other Executive Benefits			
Car Benefits	Our NEOs have use of a company car for business and personal travel or car expense reimbursement/allowance.	Annual	Competitive practices
Periodic Perquisites and Executive Benefits	Specific benefits are offered to different groups of executive officers based on business purpose, but may include: relocation, use of company airplane, financial planning services, and initiation or membership dues to clubs and professional organizations. Any such periodic perquisites are included in the Summary Compensation Table with explanatory footnotes.	Periodic	Competitive practices, protection of Company assets and/or focus on Company business with minimal disruption
Life Insurance	Company-paid term life insurance	Annual	Competitive practices
Disability Benefits	Short-term disability benefit of up to six months of salary replacement Long-term disability benefit of 60% salary replacement	N/A	Competitive practices
Welfare Benefits	Company-paid executive physical examination Medical, dental, and other welfare benefits	Annual	Competitive practices

Base Salaries

The Committee determines base salaries for our NEOs based upon job responsibilities, level of experience, individual performance, and expectations with respect to contributions to our future performance, as well as comparisons to the salaries of executives in similar positions as compared to our peer group. Base salary increases, as applicable, in fiscal year 2025 were effective on June 30, 2025. The base salaries of our NEOs were as follows:

Name	Base Salary	Change from 2024
Louis V. Pinkham	$ 1,250,000	4.2%
Robert J. Rehard	$ 756,840	—%
Jerrald R. Morton	$ 600,000	8.9%
Kevin J. Zaba	$ 598,500	—%
Brooke Lang	$ 530,000	7.1%

In setting base salary levels, the Committee compared the NEOs' base salary levels to the salary levels of the executive officers in our peer group based on proxy statement data and general industry data from Meridian's executive compensation database.

As shown in the table above, the base salary for some of our NEOs increased during 2025. The Committee determined that these increases were appropriate taking into account their respective performance and comparing their base salaries with the median base salaries for their respective positions in our compensation peer group companies.

After taking 2025 changes into effect, the base salaries for each of our NEOs were determined to be within an established target range of the median level compared to the median base salaries of similarly situated executive officers in the data reviewed by the Committee. The base salary levels set by the Committee did not affect decisions regarding other compensation elements.

Annual Cash Incentives

Overview

We provide annual cash incentive opportunities through our ICP to motivate executives and reward short-term performance that is aligned with the Company's long-term financial and strategic goals. Under the ICP, annual cash incentive awards are paid out based on the Company's achievement of performance goals related to certain key financial measures. Early in 2025, the Committee set performance goals (as described below under "ICP Performance Measures for 2025") and a targeted level of annual cash incentive compensation for each NEO that could be earned for achievement of target performance.

Targets and Target-Setting Methodology

The Committee, in consultation with Meridian and our CEO (other than with respect to his own compensation), set the annual cash incentive target opportunity under the ICP near the median level with respect to each respective position held by our NEOs relative to our compensation peer group. Our NEOs' annual cash incentive targets under the ICP were set near the median level, but there was an opportunity to earn above median annual cash incentive awards if the goals under the ICP plan were exceeded and a risk of receiving below median awards (or no awards at all) if our financial performance did not meet the target goals. For 2025, the target cash incentive opportunity for each of our NEOs is set forth in the table below. In order to more closely align with the market median, the Committee increased the target 2025 ICP opportunity for Mr. Pinkham and Mr. Lang by 5% of base salary.

If each of the applicable financial performance goals were achieved at the target level, then the NEO would receive their target opportunity amount. However, if one or more of the applicable financial performance goals was achieved above or below the target level, then the NEO's actual incentive compensation would be higher or lower than the target amount (ranging from zero to two times the target amount).

A target percentage of our NEOs' base salaries as of December 31, 2025 was used for purposes of determining the ICP target opportunity for 2025.

Name	Target % of Base Salary	Target Opportunity $
Louis V. Pinkham	140%	$ 1,750,000
Robert J. Rehard	85%	$ 643,314
Jerrald R. Morton	80%	$ 480,000
Kevin J. Zaba	80%	$ 478,800
Brooke Lang	75%	$ 397,500

ICP Performance Measures for 2025

As disclosed earlier in this proxy statement, our Corporate NEOs had ICP payout targets based 80% on measures related to total Company financial performance and 20% on Revenue Growth Initiatives, whereas our Segment NEOs have their ICP payout based 40% on total Company performance and 60% on their respective operating segment performance.

The performance goals for our operating segments were tailored to align with each individual segment's financial performance and strategic objectives. Consistent with prior years, our ICP as originally established may exclude the impact of certain extraordinary or non-recurring events.

Total Company Performance Goals

Our total Company performance measures were Adjusted Earnings Per Share, Adjusted Free Cash Flow Conversion, and Total Company Revenue Growth Initiatives. We selected these measures because we consider them to be fundamental operational metrics of our business for fiscal year 2025 that are directly tied to shareholder value.

We defined these performance measures in the total Company ICP as follows:

- "Adjusted Earnings Per Share" means adjusted diluted earnings per share for the fiscal year ended December 31, 2025.

- "Adjusted Free Cash Flow Conversion" for purposes of the Corporate ICP means adjusted free cash flow as a percentage of adjusted net income (plus intangible amortization, net of taxes).

- "Total Company Revenue Growth Initiatives" are specific initiatives intended to drive revenue growth. This metric is intended to align total Company ICP payout with the Company's fiscal year 2025 revenue growth goals. For our total Company performance, the following goals were approved by the Committee:

Total Company Performance Measures	Weight	Goals		
		Threshold	Target	Maximum
Adjusted Earnings Per Share	50%	$ 9.01	$ 10.00	$ 10.49
Adjusted Free Cash Flow Conversion	30%	90%	100%	110%
Total Company Growth Initiatives[1]	20%			

[1] Due to the highly strategic and confidential nature of the specific growth initiatives, disclosure of the threshold, target, and maximum achievement levels for those objectives would result in competitive harm to the Company. However, goals are set at levels we believe to be challenging but reasonably achievable in connection with strong performance. Payout results for the total Company growth initiatives are disclosed below.

Operating Segment Performance Goals

The performance goals for each of our operating segments were segment-level Adjusted EBITDA, Adjusted Free Cash Flow Conversion, and Revenue Growth Initiatives.

Adjusted EBITDA and Adjusted Free Cash Flow Conversion were selected because we consider them to be fundamental operational metrics for all operating segments that, when improved, would improve year-over-year segment-level performance.

In support of our pay-for-performance philosophy, the Revenue Growth Initiative metric aligns the ICP payout with each operating segment's growth goals.

The portion of Mr. Morton's 2025 ICP payout that is based on operating segment performance is based on the performance of the Industrial Powertrain Solutions ("IPS") operating segment. The portion of Mr. Zaba's 2025 ICP payout that is based on operating segment performance is based on the performance of the Automation and Motion Control ("AMC") operating segment. The portion of Mr. Lang's 2025 ICP that is based on operating segment performance is based on the performance of the Power Efficiency Solutions ("PES") operating segment.

We defined operating segment metrics in the 2025 ICP as follows:

- "Adjusted EBITDA" means net income adjusted for (i) interest expense, (ii) interest income, (iii) taxes, (iv) restructuring and related costs, (v) transaction and integration related costs, (vi) impairments and exit-related costs, (vii) goodwill impairment, (viii) inventory and operating lease asset step up adjustment, (ix) (gain) loss on sale of assets and loss on assets held for sale, (x) depreciation, (xi) amortization, (xii) share-based compensation, (xiii) loss of sale of accounts receivable and related transaction costs, and (ix) CEO transition costs.

- "Adjusted Free Cash Flow Conversion" for the purposes of the operating segment ICP performance means adjusted free cash flow attributable to the operating segment as a percentage of operating segment Adjusted EBITDA.

- "Revenue Growth Initiatives" are certain initiatives intended to drive revenue growth within each segment. This metric is intended to align each segment's ICP payouts with its fiscal year 2025 revenue growth goals.

For the 60% portion of Mr. Morton's 2025 ICP payout based on the performance of our IPS operating segment, the following goals were approved by the Committee:

Segment Performance Measures	Segment ICP Weight	Goals		
		Threshold	Target	Maximum
IPS Adjusted EBITDA ($ in millions)	50%	$ 635.2	$ 705.8	$ 741.1
IPS Adjusted Free Cash Flow Conversion	30%	90%	100%	110%
IPS Revenue Growth Initiatives[1]	20%			

[1] Due to the highly strategic and confidential nature of the specific growth initiatives, disclosure of the threshold, target, and maximum achievement levels for those objectives would result in competitive harm to the Company. However, goals were set at levels we believed to be challenging but achievable in connection with strong performance. Payout results for each operating segment's overall growth initiatives goal are disclosed below.

For the 60% portion of Mr. Zaba's 2025 ICP payout based on the performance of our AMC operating segment, the following goals were approved by the Committee:

Segment Performance Measures	Segment ICP Weight	Goals		
		Threshold	Target	Maximum
AMC Adjusted EBITDA ($ in millions)	50%	$ 366.9	$ 407.7	$ 428.1
AMC Adjusted Free Cash Flow Conversion	30%	90%	100%	110%
AMC Revenue Growth Initiatives[1]	20%			

[1] Due to the highly strategic and confidential nature of the specific growth initiatives, disclosure of the threshold, target, and maximum achievement levels for those objectives would result in competitive harm to the Company. However, goals were set at levels we believed to be challenging but achievable in connection with strong performance. Payout results for each operating segment's overall growth initiatives goal are disclosed below.

For the 60% portion of Mr. Lang's 2025 ICP payout based on the performance of our PES operating segment, the following goals were approved by the Committee:

Segment Performance Measures	Segment ICP Weight	Goals		
		Threshold	Target	Maximum
PES Adjusted EBITDA ($ in millions)	50%	$ 248.4	$ 276.0	$ 289.8
PES Adjusted Free Cash Flow Conversion	30%	90%	100%	110%
PES Revenue Growth Initiatives[1]	20%			

[1] Due to the highly strategic and confidential nature of the specific growth initiatives, disclosure of the threshold, target, and maximum achievement levels for those objectives would result in competitive harm to the Company. However, goals were set at levels we believed to be challenging but achievable in connection with strong performance. Payout results for each operating segment's overall growth initiatives goal are disclosed below.

The payout structure for both total Company and our operating segments was designed to reward performance where results are greater than target goals and reduce the bonus where results are less than target goals. If the maximum goals were met for any of the performance metrics, then the NEOs would be eligible to receive up to 200% of their target amount for that metric. If the target goals were met for any of the performance metrics, then the NEOs would be eligible to receive 100% of their target amount for that metric.

If only the threshold goals (or below) were met for any of the performance metrics, then the NEOs would be eligible to receive 0% of their target amount for that metric. If the results were to fall between threshold goals and target goals, or target goals and maximum goals, then the payout percentage would be interpolated between threshold and target, or target and maximum, respectively.

ICP Results for 2025

Under the 2025 ICP, annual cash incentives were determined based on performance against pre-established financial and operational metrics approved by the Committee at the start of fiscal year 2025. The Committee's objective in administering the ICP is to emphasize objective, quantifiable measures aligned with the Company's strategy and shareholder value creation and to provide transparency regarding pay outcomes. Results for each metric and the resulting payout factors are shown in the tables below.

Following the end of fiscal year 2025, the Committee reviewed the Company's results for each ICP metric and evaluated performance relative to the threshold, target, and maximum levels established for the year. In addition, the Committee reviewed management's analysis of significant items affecting performance results and assessed whether any such items warranted adjustment under the terms of the ICP. In making this assessment, the Committee applied a consistent standard focused on whether an item was extraordinary, not contemplated when goals were established, and outside management's control, and whether any adjustment would remain consistent with pay-for-performance outcomes and would not circumvent the incentive design and objectives established at the beginning of the year.

For fiscal year 2025, the Committee considered the Company's ICP results and underlying operating execution in the context of significant unplanned external challenges that arose after the ICP was adopted. Specifically, the Committee recognized that the Company was adversely affected by (i) tariffs announced and implemented during fiscal year 2025, and (ii) constraints related to rare earth magnet availability that increased input costs and limited supply (collectively, the "Unplanned Trade Policy Items"). The Committee recognized that, despite management's success in mitigating a significant portion of their negative impact through pricing, sourcing, product design changes, and other actions, these constraints were outside of management's control, were not contemplated in the Company's annual operating plan or the ICP goals approved in January 2025, and were not fully reflective of management's underlying operating performance during the performance period. Accordingly, in consultation with Meridian, the Committee determined that it was appropriate to partially exclude the adverse impacts of the Unplanned Trade Policy Items to ensure that the 2025 ICP payout fairly reflected management's performance.

To this end, the Committee approved excluding 50% of the quantified, adverse impact on segment Adjusted EBITDA attributable to the Unplanned Trade Policy Items after management's mitigation efforts. The total negative EBITDA impact from the Unplanned Trade Policy Items, after mitigation efforts, was approximately $54 million; the Committee excluded 50% of that impact, or approximately $27 million. The Committee decided on a partial (rather than full) exclusion to (i) recognize management's mitigation efforts and underlying execution on the business, (ii) preserve accountability for overall results, and (iii) ensure the ICP continued to capture the broader operating environment. These segment adjustments flowed through to the total Company Adjusted Earnings Per Share metric and, in turn, to overall total Company performance. The 2025 ICP payouts for our NEOs, including the effect of these adjustments, are shown in the tables below. The aggregate incremental cost to the Company across all ICP-eligible employees, including our NEOs, attributable to the partial exclusion of the Unplanned Trade Policy Items in the 2025 ICP calculation was approximately $4 million, which the Committee deemed appropriate and immaterial to the Company overall.

The Committee did not grant discretionary bonuses outside the 2025 ICP and did not modify target award opportunities or the payout curves. The Committee's action was limited to a partial exclusion of specified impacts in measuring results, and all payouts remained subject to the 2025 ICP applicable maximum payouts.

In determining to partially exclude the Unplanned Trade Policy Items, the Committee considered the following to preserve the integrity of the ICP and maintain alignment with shareholder expectations:

• Pre-established framework: The ICP metrics, weightings, and payout curve approved at the beginning of the year were not changed; the Committee's action was limited to adjustments in measuring results for the Unplanned Trade Policy Items.

• Narrowly tailored scope: The adjustment was limited to the adverse impacts, after the Company's mitigation efforts of the Unplanned Trade Policy Items, and was partial, rather than a full exclusion, reflecting the Committee's view that the ICP should continue to reflect the overall operating environment in 2025.

• Transparency and accountability: The Committee evaluated the effect of the adjustment on calculated payout factors and considered whether the resulting incentive outcomes remained consistent with pay-for-performance alignment and enhancing shareholder value.

For context, for fiscal year 2024, management recommended that the Committee reduce the achievement level for Total Company Adjusted Free Cash Flow Conversion to better align 2024 ICP payouts with the Company's overall 2024 performance. The Committee reviewed and approved management's recommendation, resulting in a reduction of Total Company Performance for the 2024 ICP payout from 97% to 87.3%.

The calculations of the 2025 ICP results presented in the tables below differ from the Company's reported financial results due to the partial exclusion of the Unplanned Trade Policy Items, as described above.

2025 ICP - Total Company and Segment Performance Payouts

Taking into account the Committee's exclusion of the Unplanned Trade Policy Item impacts from the 2025 ICP calculation as described above, our Total Company results, which represent 100% of the payout for Mr. Pinkham and Mr. Rehard, and 40% of the payout for Mr. Morton, Mr. Zaba, and Mr. Lang, were as follows:

Total Company Performance Measures	Weight	2025 ICP Results [1]	Weighted Payout %
Adjusted Earnings Per Share	50%	$ 10.00	50.5%
Adjusted Free Cash Flow Conversion	30%	106.5%	49.2%
Total Company Growth Initiatives[2]	20%		27.6%
Total Company Performance	**100%**	**—**	**127.3%**

[1] The 2025 ICP Results include the impact of the adjustments discussed above.

[2] Due to the highly strategic and confidential nature of the specific growth initiatives, disclosure of the threshold, target, and maximum achievement levels for those objectives would result in competitive harm to the Company. However, goals were set at levels we believed to be challenging but achievable in connection with strong performance.

The table below exhibits Mr. Morton's 2025 ICP payout percentage based on the performance of our IPS operating segment goals, weighted at 60%, and Total Company Performance, weighted at 40%.

Measure	Segment Weight	2025 ICP Results [1]	Payout %	Overall ICP Weight	Weighted Payout %
IPS Adjusted EBITDA ($ in millions)	50%	$694.6	50.5%		
IPS Free Cash Flow Conversion	30%	105.7%	46.8%		
IPS Growth Initiatives [2]	20%		27.4%		
Segment Performance	100%		124.7%	60%	74.8%
Total Company Performance [3]			127.3%	40%	50.9%
			Morton Total Payout		125.7%

[1] The 2025 ICP Results include the impact of the adjustments discussed above.

[2] Due to the highly strategic and confidential nature of the specific growth initiatives, disclosure of the threshold, target, and maximum achievement levels for those objectives would result in competitive harm to the Company. However, goals were set at levels we believed to be challenging but achievable in connection with strong performance.

[3] Total Company performance results include the impact of the adjustments discussed above.

The table below exhibits Mr. Zaba's 2025 ICP payout percentage based on the performance of our AMC operating segment goals, weighted at 60%, and Total Company Performance, weighted at 40%.

Measure	Segment Weight	2025 ICP Results [1]	Payout %	Overall ICP Weight	Weighted Payout %
AMC Adjusted EBITDA ($ in millions)	50%	$361.5	21.0%		
AMC Free Cash Flow Conversion	30%	106.5%	49.5%		
AMC Growth Initiatives [2]	20%		23.5%		
Segment Performance	100%		94.0%	60%	56.4%
Total Company Performance [3]			127.3%	40%	50.9%
			Zaba Total Payout		**107.3%**

[1] The 2025 ICP Results include the impact of the adjustments discussed above.

[2] Due to the highly strategic and confidential nature of the specific growth initiatives, disclosure of the threshold, target, and maximum achievement levels for those objectives would result in competitive harm to the Company. However, goals were set at levels we believed to be challenging but achievable in connection with strong performance.

[3] Total Company performance results include the impact of the adjustments discussed above.

The table below exhibits Mr. Lang's 2025 ICP payout percentage based on the performance of our PES operating segment goals, weighted at 60%, and Total Company Performance, weighted at 40%.

Measure	Segment Weight	2025 ICP Results [1]	Payout %	Overall ICP Weight	Weighted Payout %
PES Adjusted EBITDA ($ in millions)	50%	$280.7	100.0%		
PES Free Cash Flow Conversion	30%	97.4%	21.9%		
PES Growth Initiatives [2]	20%		32.0%		
Segment Performance	100%		153.9%	60%	92.3%
Total Company Performance [3]			127.3%	40%	50.9%
			Lang Total Payout		**143.2%**

[1] The 2025 ICP Results include the impact of the adjustments discussed above.

[2] Due to the highly strategic and confidential nature of the specific growth initiatives, disclosure of the threshold, target, and maximum achievement levels for those objectives would result in competitive harm to the Company. However, goals were set at levels we believed to be challenging but achievable in connection with strong performance.

[3] Total Company performance results include the impact of the adjustments discussed above.

2025 ICP Payouts

The NEOs earned payouts for fiscal year 2025 in the following amounts:

Name		2025 ICP Payout
Louis V. Pinkham	$	2,228,450
Robert J. Rehard	$	819,196
Jerrald R. Morton	$	603,658
Kevin J. Zaba [1]	$	514,044
Brooke Lang	$	569,522

[1] In connection with Mr. Zaba's retirement and in accordance with its authority, the Committee approved Mr. Zaba's 2025 ICP payout because he was employed throughout the entirety of the 2025 ICP performance year.

Long-Term Incentives

Overview

We provide long-term incentives to our NEOs in the form of equity-based compensation. Consistent with our compensation philosophy, we believe long-term equity incentives help to ensure that our NEOs have a continuing stake in the long-term success of our Company.

In 2025, we made long-term equity-based awards decisions in January, at the same time we performed our annual performance reviews. The Committee approved the long-term incentive award mix for 2025 for our NEOs as 60% PSUs and 40% RSUs. Grants of these awards were made on February 24, 2025 for all NEOs.

These awards were granted under our 2023 Omnibus Incentive Plan that was approved by our shareholders at our 2023 annual meeting of shareholders (our "2023 Plan"). The Committee granted PSUs and RSUs to each of our NEOs in 2025 in the amounts indicated below in the "Grants of Plan-Based Awards Table for Fiscal Year 2025" and the narrative following the table. We value PSUs and RSUs using grant date fair value.

Consistent with the Company's compensation philosophy, the Committee, after consultation with Meridian, considered market practices among the Company's compensation peer group when determining long-term incentive award levels. In setting target long-term incentive opportunities, the Committee evaluated these awards in the context of each executive's overall compensation package, including base salary and annual incentive opportunity.

Performance Share Units (PSUs)

2025 PSU Grant

In structuring the 2025 PSUs, the Committee, in consultation with management and Meridian, carefully considered our long-term strategy and market practice to promote desired behaviors and appropriately incentivize results. The Committee was focused on aligning these awards with the Company's strategic and performance goals. To achieve this, the following performance metrics, weightings, and measurement periods were selected:

- **33.3% rTSR**
  - Compared to S&P 900 Industrials sub-index
  - Three-year measurement
- **33.3% ROIC**
  - Four goals equally weighted at 25% of the total ROIC component
  - Preset annual goals established at the beginning of the performance period, consisting of a fixed fiscal year 2025 ROIC goal, fixed fiscal year 2027 ROIC goal, and annual growth rate goals for fiscal years 2026 and 2027, with the 2026 and 2027 targets determined by applying the predetermined growth rates to the prior year's actual ROIC result
- **33.3% Synergy Achievement**
  - A cumulative two-year measurement period (fiscal year 2025 and fiscal year 2026)
  - Two-year measurement period selected to reflect the time frame in which synergies related to the Altra acquisition were expected to be captured
- **Revenue Growth Multiplier**
  - Up to 1.5x multiplier based on Revenue Growth goals
  - Three-year measurement period

While the Committee had used rTSR as the single metric for PSUs in recent years, it determined to add ROIC as a metric for the 2025 PSU grant because the challenges associated with calculating ROIC have subsided following the completion of the Company's previous strategic transactions. Additionally, the Committee determined to include a Synergy Achievement metric given the financial and strategic importance of delivering on the Company's cost and cross-sell synergy capture commitments following the Altra acquisition.

The Committee will determine the achievement of the performance goals at the conclusion of each measurement period stated above and will certify the total payout of the PSUs earned based upon such results following the end of the overall three-year performance period. With the exception of the Revenue Growth multiplier, each of the PSU metrics has a potential payout range of 0% - 200%. The Revenue Growth multiplier may modify the payout percentage by up to 1.5x yielding a maximum payout opportunity of up to 300%.

2025 PSU Results: ROIC Performance for the 2025 Performance Period

The table below sets forth the ROIC metric threshold, target, and maximum goals for fiscal year 2025 performance and the actual result certified by the Committee. The payout of shares related to the 2025 ROIC metric is subject to the multiplier on Revenue Growth and will be distributed at the conclusion of the overall three-year performance period in connection with the Committee's determination of the final payout.

2025 PSU Performance Period / Metric	Goals			
	Threshold	Target	Maximum	Actual Result
2025 ROIC	5.0%	5.6%	6.2%	5.63%

2023 - 2025 PSU Results

At the conclusion of 2025, the three-year performance period for the PSUs granted to our NEOs in 2023 (the "2023 PSUs") was completed. The 2023 PSUs were subject to a rTSR metric as compared to the compensation peer group at the time of grant. The Company's rTSR performance during the period for the 2023 PSUs was 24.13%. This was at the 17th percentile relative to the peer group and therefore below the threshold level set by the Committee, resulting in a 0% payout for the 2023 PSUs.

Restricted Stock Units (RSUs)

2025 RSU Grant

The Committee believes RSUs provide a direct incentive to build long-term value and directly align with the interests of our shareholders. RSUs also further our goal of retaining high performing executives. RSUs vest in equal installments on the first, second, and third anniversaries of the grant date.

Executive Stock Ownership Requirements

To underscore the importance of linking executive compensation and shareholder interests, we have implemented stock ownership requirements for certain executives, including our NEOs. Executives subject to these stock ownership requirements must own a certain dollar value amount of Company stock before they are permitted to sell shares (other than shares sold to pay option exercise prices or shares sold or withheld to cover taxes). Executives who sell shares in violation of these requirements may be ineligible for future long-term incentive awards. Historically, only RRX shares held outright by the executive or spouse or within a trust are counted for valuation purposes. In April 2025, the Committee amended the Stock Ownership Policy to included deferred RSUs as credit towards the ownership requirement as well. Our Stock Ownership Policy requires the following levels of ownership:

Position	Ownership Required as Multiple of Base Salary
Chief Executive Officer	6x
Chief Financial Officer	4x
Other Executive Officers	2x

Each of our currently serving NEOs is in compliance with this policy.

Policy Prohibiting Insider Trading; Policy Against Hedging and Pledging Transactions

We have adopted a policy prohibiting our employees and directors from trading puts, calls, and other derivative securities relating to our common stock. The prohibition includes the purchase of any financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge or offset any decrease in the market value of our common stock, regardless of whether such instruments are classified as derivative securities. We also prohibit our employees and directors from pledging shares of our common stock that they own as collateral to secure personal loans or other obligations under our Insider Trading Policy. No directors or executive officers have hedged or pledged any of the shares beneficially owned by them. Our Insider Trading Policy governs the purchase, sale, and other dispositions of our securities by directors, officers, and employees, or by the Company, and we believe it is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. Our Insider Trading Policy is incorporated by reference to our Annual Report on Form 10-K for the fiscal year ending December 31, 2024.

Policies and Practices Relating to the Timing of Equity Awards

We generally grant annual equity-based awards during the first half of our fiscal year, although such timing may change from year to year. The Committee also may consider and approve interim or mid-year grants, or grants made on another basis, from time to time, based on business needs, changing compensation practices, or other factors, in the discretion of the Committee. The Committee generally grants equity-based awards only during an "open window" period following the release of our quarterly or annual financial results.

Compensation Recovery (Clawback) Policies

We maintain a "no fault" clawback policy under the incentive-based compensation recovery provisions of Dodd-Frank and the NYSE listing requirements for current and former officers. It requires us to recoup erroneously paid incentive compensation received during the three-year recoupment period from covered executive officers if a mandatory accounting restatement occurs even if there was no fault, misconduct, or failure of oversight on the part of the officer. In addition to the "no fault" clawback policy, we maintain a supplemental recovery policy that allows for recovery of cash and equity awards, whether time-vesting or performance vesting, in the event of fraud, criminal misconduct, materially inaccurate financial statements, violations of Company policy, misconduct that results in damage or injury to our property or reputation, or violations of non-competition or non-solicitation agreements, or in the event an executive receives any amount in excess of what the executive should have received.

Employment Agreements and Severance and Change in Control Benefits

We entered into an employment agreement with Mr. Pinkham when he was hired to be our CEO on April 1, 2019 that provided for severance benefits upon certain terminations of employment. In connection with the adoption of the Executive Severance Policy, effective November 3, 2023, Mr. Pinkham's employment agreement was amended to eliminate the termination provisions and severance benefits provided thereunder and to instead provide for his participation in the Executive Severance Policy. The purpose of the employment agreement with Mr. Pinkham is to provide clarity concerning the terms and conditions of Mr. Pinkham's employment as our CEO and to ensure that Mr. Pinkham will be subject to our confidentiality and restrictive covenant agreements. The terms of Mr. Pinkham's employment agreement, as amended, are described below under the heading "Potential Payments Upon Termination or Change in Control — Employment Agreement." Mr. Pinkham and the Company also entered into the Transition Agreement on October 27, 2025. Mr. Pinkham's departure is being treated as a termination without cause under the Executive Severance Policy. See "CEO Transition" above.

Mr. Rehard, Mr. Morton, Mr. Zaba, and Mr. Lang are eligible for the Executive Severance Policy.

The Committee's two primary objectives with respect to the Executive Severance Policy are to provide severance benefits that are internally consistent among our executives and also competitive with the severance benefits offered by our peer companies. The Executive Severance Policy also is intended to permit our executives to focus on actions in the best interests of our shareholders rather than their own job security in connection with an anticipated or actual change in control by providing certain employment protections and enhanced severance benefits in connection with a change in control. A summary of the terms of the Executive Severance Policy can be found below under the heading "Potential Payments Upon Termination or Change in Control – Executive Severance Policy."

Tax Considerations

Code Section 162(m) generally disallows a tax deduction to public corporations for compensation in excess of $1 million paid for any fiscal year to covered employees, generally including our NEOs. Because many factors influence a well-rounded, comprehensive, and competitive executive compensation program, we reserve the right to award compensation to our NEOs in excess of $1 million regardless of the potential loss of tax deductibility if the Committee believes such compensation is suitable to continue to provide competitive arrangements intended to attract and retain, and provide appropriate incentives to, our NEOs.

EXECUTIVE COMPENSATION

Summary Compensation Table for Fiscal Year 2025

The following table sets forth for each of our NEOs: (1) the dollar value of base salary and annual cash incentive earned during the years indicated; (2) the full grant date fair value of RSUs and PSUs granted during the years indicated, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 718; (3) the dollar value of earnings for services pursuant to awards granted during the indicated year under non-equity incentive plans; (4) the change in pension value and non-qualified deferred compensation earnings during the years indicated; (5) all other compensation for the years indicated; and (6) the dollar value of total compensation for the years indicated. Our NEOs are our CEO, our Executive Vice President, Chief Financial Officer, and each of our three other most highly compensated executive officers as of December 31, 2025, the last day of our most recent fiscal year. In accordance with the rules of the SEC and as applicable to each NEO, the table includes information for the fiscal years ended December 31, 2023, December 31, 2024, and December 31, 2025, to the extent that the NEO was reportable within a fiscal year.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Louis V. Pinkham Chief Executive Officer	2025	1,223,077	—	7,693,847	—	2,228,450		323,443	11,468,817
	2024	1,200,000	—	7,208,599	1,795,127	1,414,260	—	311,819	11,929,805
	2023	1,119,493	—	7,048,379	1,643,723	1,760,822	—	233,072	11,805,489
Robert J. Rehard Executive Vice President, Chief Financial Officer	2025	756,840	—	2,308,502	—	819,196		169,598	4,054,136
	2024	745,306	—	1,932,706	481,278	561,613	—	181,288	3,902,191
	2023	655,810	—	2,186,543	512,515	665,537	—	153,879	4,174,284
Jerrald R. Morton Executive Vice President & President, Industrial Powertrain Solutions	2025	573,642	—	1,436,018	—	603,658	31,318	94,805	2,739,441
	2024	541,344	—	1,305,104	325,021	493,829	—	68,799	2,734,096
	2023	484,995	—	1,221,830	287,477	352,035	28,559	103,821	2,478,717
Kevin J. Zaba Former Executive Vice President & President, Automation & Motion Control Solutions	2025	598,500	—	1,384,711	—	514,044		75,608	2,572,863
	2024	590,827	—	1,506,045	375,053	331,521	—	67,183	2,870,630
	2023	543,512	—	1,379,839	337,503	391,079	—	62,266	2,714,199
Brooke Lang Executive Vice President & President, Power Efficiency Solutions	2025	507,981	—	1,000,125	—	569,522	—	253,008	2,330,636

(1) The salary amounts shown in the table reflect amounts actually paid during fiscal year 2025, rather than the annual base salary rates in effect at any point in time.

(2) These amounts reflect the full grant date fair value of the RSU awards and PSU awards granted during the indicated fiscal year, computed in accordance with ASC Topic 718, Compensation-Stock Compensation. In the case of PSUs, the amounts shown are based on the probable outcome of performance conditions, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under ASC Topic 718 as follows: Mr. Pinkham — $4,693,822; Mr. Rehard — $1,408,521; Mr. Morton — $875,997; Mr. Zaba — $844,696; and Mr. Lang — $610,151. The values of the 2025 PSUs at the grant date if the highest level of performance conditions were to be achieved would be as follows: Mr. Pinkham — $14,081,466; Mr. Rehard — $4,225,563; Mr. Morton — $2,627,991; Mr. Zaba — $2,534,088; and Mr. Lang — $1,830,453. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The assumptions made in valuing the stock awards for 2025, 2024 and 2023 are included under the caption "Shareholders' Equity" in Note [10] of the Notes to Consolidated Financial Statements in the 2025, 2024 and 2023 Annual Reports on Form 10-K, and such information is incorporated herein by reference.

[3] These amounts reflect the full grant date fair value of all option awards granted during the indicated fiscal year, computed in accordance with ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The assumptions made in valuing the option awards for 2024 and 2023 are included under the caption "Shareholders' Equity" in Note [10] of the Notes to Consolidated Financial Statements in the 2024 and 2023 Annual Reports on Form 10-K, and such information is incorporated herein by reference.

[4] The values shown are not current cash benefits, but rather actuarial calculations of the change in the accumulated benefit obligations under the Regal Pension Plan.

[5] The amounts shown include payments for personal benefits and for the other items identified in the following table. We provide a modest level of personal benefits to our NEOs. In addition to the items noted below and at the Company's request, spouses accompanied certain NEOs on business travel on the Company airplane during 2025, but, because there was no incremental cost associated with such spousal travel, no amount has been included as 2025 compensation.

Name	Car Benefits ($)	Club Membership Dues ($)	Company Contribution to 401(k) Plan ($)[1]	Company Contribution to SRP ($)	Executive Physical ($)	Financial Planning ($)	Relocation Benefits ($)	Transportation ($)
Louis V. Pinkham	4,473	4,970 [2]	14,000	300,000	—	0	—	—
Robert J. Rehard	10,415	—	14,000	140,015	5,168	0	—	—
Jerrald R. Morton	11,691	—	13,715	64,800	4,599	0	—	—
Kevin J. Zaba	6,152	—	14,000	43,092	6,578	5,786	—	—
Brooke Lang	18,837	—	12,662	37,100	—	0	183,705 [3]	704 [4]

[1] The Company did not make a discretionary profit-sharing 401(k) contribution for 2025.

[2] Includes club membership dues paid to an organization that Mr. Pinkham joined at the request of the Board.

[3] Includes $57,944 paid by the Company for taxes and gross-ups related to relocation benefits.

[4] Represents reimbursement for Mr. Lang's spouse's commercial air travel related to a Company sales recognition trip.

Grants of Plan-Based Awards for Fiscal Year 2025

The following table sets forth information regarding all incentive plan awards that the Committee made to our NEOs during fiscal year 2025, including incentive plan awards (equity-based and non-equity based) and other plan-based awards. Disclosure on a separate line item is provided for each grant of an award made to a NEO during the year. The information supplements the dollar value disclosure of stock and non-stock awards in the Summary Compensation Table by providing additional details about these awards. Non-equity incentive plan awards are awards that are not subject to ASC Topic 718 and are intended to serve as an incentive for performance to occur over a specified period.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Future Payouts Under Equity Incentive Plan Awards [2]			All Other Stock Awards: Number of Shares of Stock or Units (#) [3]	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Louis V. Pinkham	2/24/2025				16,869	33,741	101,223		4,693,822
	2/24/2025							22,494	3,000,025
		—	1,750,000	3,500,000					
Robert J. Rehard	2/24/2025				5,061	10,125	30,375		1,408,521
	2/24/2025							6,748	899,981
		—	643,314	1,286,628					
Jerrald R. Morton	2/24/2025				3,147	6,297	18,891		875,997
	2/24/2025							4,199	560,021
		—	480,000	960,000					
Kevin J. Zaba	2/24/2025				3,036	6,072	18,216		844,696
	2/24/2025							4,049	540,015
		—	478,800	957,600					
Brooke Lang	2/24/2025				2,193	4,386	13,158		610,151
	2/24/2025							2,924	389,974
		—	397,500	795,000					

[1] These columns reflect the estimated future payouts at the time these awards were granted under the ICP, based on the base salaries in effect as of December 31, 2025. The actual amounts earned under these awards based on performance during fiscal year 2025 are shown in the "Non-Equity Incentive Compensation" column for fiscal year 2025 in the Summary Compensation Table.

[2] The amounts in these columns for each NEO shows the range of potential payouts for the PSUs granted pursuant to our 2023 Plan that we described in the section titled "The Elements of Total Compensation — Long-Term Incentives" in the Compensation Discussion and Analysis. The number of PSUs that are earned, if any, will be based on performance for fiscal years 2025 to 2027 and will be determined after the end of fiscal year 2027.

[3] The amounts shown in this column reflect the number of RSUs we granted to each NEO pursuant to our 2023 Plan.

Equity Incentive Plan Awards

As reflected in the tables above, the Committee approved equity-based awards to our NEOs in January 2025 with effective grant dates of February 24, 2025. The Committee granted these awards under our 2023 Plan. Our equity incentive plans are administered by the Committee with respect to key employee participants, and the Committee generally has the authority to set the terms of awards under the plans except to the extent the plans specify such terms. The Committee awarded these equity-based awards with an effective grant date at the beginning of the first open window period following the Committee's action.

The RSUs granted by the Committee and shown in the table above had a grant date fair value determined pursuant to ASC Topic 718. These RSUs will vest one-third on each of the first, second, and third anniversaries of the grant date. The Committee also granted the PSUs shown in the table above. The PSUs have a three-year performance period, from fiscal year 2025 to the conclusion of fiscal year 2027, and will be earned or forfeited based on metrics described in "Long-Term Incentives - 2025 PSU Grant".

The RSUs and PSUs granted by the Committee in 2025 also include the right to receive the value of future quarterly dividends in the form of dividend equivalent units ("DEUs") which will be subject to the same terms and conditions, including vesting and time of settlement, as the underlying share or unit to which the DEU relates.

Awards under our 2023 Plan and any rights under such awards are generally not assignable, alienable, saleable or transferable by participants.

Incentive Compensation Plan Cash Awards

As reflected in the non-equity incentive columns of the tables above, our NEOs participated in the ICP during fiscal year 2025. The ICP provides annual cash incentive opportunities to our NEOs if the Company meets or exceeds certain goals during the fiscal year. Company performance above target goals earns an annual cash incentive greater than the target annual cash incentive opportunity while Company performance below target goals earns an annual cash incentive less than the target annual cash incentive opportunity. Under the ICP, all annual cash incentives earned are fully paid in a single cash payment in the year immediately following the ICP plan year.

Outstanding Equity Awards at Fiscal Year 2025 Year-End

The following table sets forth information on outstanding equity awards held by our NEOs on December 31, 2025, including the number of shares underlying both exercisable and unexercisable portions of each stock option and SAR as well as the exercise or grant price and expiration date of each outstanding stock option and SAR.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#) [1]	Number of Securities Underlying Unexercised Options Unexercisable (#) [2]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) [3]	Market Value of Shares or Units of Stock That Have Not Vested ($) [4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) [5]	Equity Incentive Plan Awards: Market Value or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) [4]
Louis V. Pinkham	33,374	—	133.77	2/23/2031				
	32,723	—	151.27	2/23/2032				
	20,318	10,009	154.20	2/23/2033				
	9,710	18,850	168.47	2/23/2034				
					33,454	4,694,265	55,697	7,815,404
Robert J. Rehard	2,164	—	76.99	5/10/2027				
	7,730	—	74.04	5/9/2028				
	15,382	—	78.05	5/8/2029				
	12,340	—	84.39	2/18/2030				
	9,276	—	133.77	2/23/2031				
	8,292	—	151.27	2/23/2032				
	6,335	3,121	154.20	2/23/2033				
	2,603	5,054	168.47	2/23/2034				
					9,853	1,382,573	16,020	2,247,927
Jerrald R. Morton	3,376	—	76.99	5/10/2027				.
	3,408	—	74.04	5/9/2028				
	3,776	—	78.05	5/8/2029				
	6,170	—	84.39	2/18/2030				
	4,725	—	133.77	2/23/2031				
	4,738	—	151.27	2/23/2032				
	3,553	1,751	154.20	2/23/2033				
	1,758	3,413	168.47	2/23/2034				
					6,164	864,932	10,272	1,441,367
Kevin J. Zaba	3,070	—	62.92	5/25/2028				
	20,153	—	98.16	2/16/2031				
	7,996	—	151.27	2/23/2032				
	4,171	2,056	154.20	2/23/2033				
	2,028	3,939	168.47	2/23/2034				
					6,323	887,243	5,063	710,441
Brooke Lang	648	321	154.20	2/23/2033				
	1,014	1,969	168.47	2/23/2034				
					3,911	548,792	6,686	938,180

(1)   Exercisable stock options or SARs are vested.

(2)   These SARs were granted ten years before the expiration date and vest 34% on the first anniversary, 33% on the second anniversary and 33% on the third anniversary of the date of the grant.

(3)   RSUs generally vest 34% on the first anniversary, 33% on the second anniversary and 33% on the third anniversary of the date of the grant.

(4)   Based on $140.32 per share closing price of our common stock on the New York Stock Exchange on the last trading day of our fiscal year 2025.

(5)   PSU quantities include the impact of dividend equivalent units ("DEUs"). Such DEUs are subject to the same terms and conditions, including vesting and time of settlement, as the underlying PSUs. As of year end 2025 forecasted performance, PSUs were eligible to be earned at the following payout levels and quantities:

- PSUs granted in 2024 with a performance end date of December 31, 2026 at the target performance: Mr. Pinkham 21,677, Mr. Rehard 5,811, Mr. Morton 3,924, Mr. Zaba 3,023 and Mr. Lang 2,264.
- PSUs granted in 2025 with a performance end date of December 31, 2027 at the target performance: Mr. Pinkham 34,020, Mr. Rehard 10,209, Mr. Morton 6,348, Mr. Zaba 2,040 and Mr. Lang 4,422.

Option Exercises and Stock Vested

The following table sets forth information relating to the number and realized value of stock options and SARs exercised and the stock awards that vested during fiscal year 2025 for each of our NEOs.

| | Option Awards | | Stock Awards [1] | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
Name of Executive Officer				
Louis V. Pinkham	47,511	2,676,295	27,177	3,659,383
Robert J. Rehard	—	—	7,151	962,882
Jerrald R. Morton	—	—	4,175	562,164
Kevin J. Zaba	—	—	6,371	857,855
Brooke Lang	—	—	1,421	203,760

(1)   PSUs granted in 2023 paid out at 0% and therefore not reflected in this table.

Retirement Benefits

Pension Benefits for Fiscal Year 2025

The following table sets forth the actuarial present value of the accumulated benefit under the defined benefit plan for Mr. Morton, assuming benefits are paid at normal retirement age based on current levels of compensation. None of our other NEOs participate in any tax-qualified defined benefit plan. The valuation method and all material assumptions applied in quantifying the present value of the current accumulated benefit for Mr. Morton are included under the caption "Retirement and Post-Retirement Plans" in Note 8 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2025 and such information is incorporated herein by reference. The table also shows the number of years of credited service under the plan, computed as of the same pension plan measurement date used in our audited financial statements for the year ended December 31, 2025. The table also reports any pension benefits paid to Mr. Morton during the year.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Jerrald R. Morton	Regal Pension Plan	27 [1]	410,498	–

(1)   Mr. Morton's number of years of credited service ranges from 1.52 to 27.21 depending on the applicable component of the former Regal Power Transmission Solutions Pension Plan, which was merged into the Regal Pension Plan effective January 1, 2017. His years of credited service have been frozen under all components. A substantial majority of Mr. Morton's benefit is due to years of service credited from prior service.

Regal Pension Plan

Mr. Morton participates in the Regal Pension Plan, which is a defined benefit pension plan that, prior to being closed to new participants, covered substantially all employees of Regal Beloit America, Inc., a subsidiary of the Company, who were compensated in whole, or in part, on a salaried basis. A number of defined benefit pension plans have been merged into the Regal Pension Plan, including the former Regal Power Transmission Solutions Plan, which was merged effective January 1, 2017, and was frozen with no new accruals effective February 1, 2020. The Regal Power Transmission Solutions Plan was a plan established at the time the Company acquired its Power Transmission Solutions business from Emerson Electric Co. on February 1, 2015, to mirror the defined benefit pension plan that was maintained for certain employees of the acquired business, including Mr. Morton. Eligibility under the former Regal Power Transmission Solutions Plan was based on being an active employee of the acquired business and a participant in a qualifying portion of the Emerson Electric Retirement Plan as of January 31, 2015.

The Regal Power Transmission Solutions Plan portion of the Regal Pension Plan provides benefits based on a formula that considers, among other items, average compensation, average social security wage base, and pension credited service. Compensation and service for this formula includes compensation and service earned with Emerson Electric Co. through January 31, 2015, as well as with Regal Beloit America after that date through the date benefit accruals were frozen effective February 1, 2020. The benefit payable under the Regal Pension Plan is offset, however, by the benefit accrued under the Emerson Electric Co. Retirement Plan through January 31, 2015.

A participant becomes eligible to receive benefits under the former Regal Power Transmission Solutions Plan portion of the Regal Pension Plan the first of the month after they either reach the age of 65, or reach the age of 55 and have a minimum of 0 to 10 years of continuous service, depending on the applicable plan appendix. The Committee does not have discretion to grant additional years of service or revise the retirement age requirement for a participant to qualify for these benefits.

Mr. Morton started participating in the SRP after the Regal Pension Plan was frozen with no new accruals effective February 1, 2020.

Nonqualified Defined Contribution Retirement Benefits

The table below sets forth information regarding the participation of Mr. Pinkham, Mr. Rehard, Mr. Morton, Mr. Zaba, and Mr. Lang in our Amended and Restated SRP. The SRP provides certain officers, including each of the NEOs, with fixed annual Company contributions equal to a percentage of total target cash compensation (which includes base salary plus the participant's target ICP payout). The Company's contribution percentage varies based on years of service as an officer of the Company and the year the participant became eligible for the SRP. The contribution percentages applicable to participants who were first eligible to participate in the SRP prior to 2020, which include Mr. Pinkham and Mr. Rehard, are set forth in the following table:

Years of Active Participation in the SRP	Company Contribution %
0-5	7% per year
6-10	10% per year
11+	12% per year

The contribution percentages applicable to participants who were first eligible to participate in the SRP during the 2020 plan year (or any subsequent plan year), which include Mr. Morton, Mr. Zaba, and Mr. Lang, are set forth in the following table:

Years of Active Participation in the SRP	Company Contribution %
0-5	4% per year
6-10	6% per year
11+	9% per year

Participants can elect to invest contributions, with the SRP's investment options being similar to the investment options under the Company's 401(k) plan. The fixed Company contributions become vested after three years of service without regard to the participant's age. Plan accounts are distributed upon termination of employment in a lump sum or installments, as elected by the participant.

Effective January 1, 2024, we amended the SRP to:

- Expand participation to include non-employee directors and U.S. employees whose annual compensation exceeds the amount that is permitted to be considered under the Company's 401(k) plan;

- Permit employee participants to defer up to 75% of base salary into the plan and non-employee directors to defer 100% of cash fees;

- Provide employee participants who do not receive the fixed company contributions described above with matching contributions and discretionary non-elective contributions, similar to those provided under the Company's 401(k) plan. Since the NEOs receive the fixed company contributions, they will not be eligible for the matching contributions and new non-elective contributions.

- Permit participants to elect to receive in-service distributions for amounts contributed in 2024 or later.

Nonqualified Deferred Compensation for Fiscal Year 2025

Name	Plan Name	Executive contributions in last FY ($)	Registrant contributions in last FY ($)[1]	Aggregate earnings (losses) in last FY ($)	Aggregate withdrawals/ distributions in last Fiscal Year ($)	Balance at Fiscal Year End ($)[2]
Louis V. Pinkham	SRP	611,154	300,000	330,180	—	2,831,651
Robert J. Rehard	SRP	203,420	140,015	150,654	—	1,411,882
Jerrald R. Morton	SRP	167,732	64,800	51,613	—	561,644
Kevin J. Zaba	SRP	—	43,092	22,731	—	211,808
Brooke Lang	SRP	15,798	37,100	9,817	—	121,843

[1] The amounts shown in this column were reported in the "All Other Compensation" column of the Summary Compensation Table for 2025.

[2] The amounts shown in this column include $1,399,571 for Mr. Pinkham, $720,742 for Mr. Rehard, $229,057 for Mr. Morton, $174,129 for Mr. Zaba and $70,760 for Mr. Lang that were previously reported in the Summary Compensation Table in any year, as applicable.

Potential Payments on a Termination or Change in Control

During 2025, we maintained the Executive Severance Policy (the "Severance Policy"), which provides for severance payments and other benefits to eligible employees, including our NEOs, upon a qualifying termination, as described below. We did not maintain employment agreements with any of our NEOs during 2025 except for Mr. Pinkham, as described below.

Pinkham Employment Agreement

Under Mr. Pinkham's employment agreement as amended, Mr. Pinkham became CEO on April 1, 2019. The benefits provided under Mr. Pinkham's employment agreement include the following:

- a base salary of $950,000 per year (Mr. Pinkham's base salary as of December 31, 2025 was $1,250,000);

- eligibility for an annual cash bonus based on the achievement of Company performance goals, with a target award opportunity equal to 110% of base salary (Mr. Pinkham's target award opportunity for 2025 was equal to 140% of base salary);

- eligibility for annual equity awards;

- relocation benefits; and

- participation in our other employee benefit plans, including the SRP, in accordance with the terms of such plans.

Mr. Pinkham's employment agreement also provides that he will be subject to our confidentiality and restrictive covenant agreements.

Mr. Pinkham and the Company also entered into the Transition Agreement on October 27, 2025. See the discussion under "CEO Transition" above. Pursuant to the Transition Agreement, Mr. Pinkham's departure is being treated as a termination without cause under the Severance Policy, which is described below.

Executive Severance Policy

The Severance Policy provides the severance and other benefits described below. Any severance benefits paid under the Severance Policy are subject to the participant's execution of a general release of claims.

Upon a termination without cause or for good reason other than in connection with a change in control, the Severance Policy provides the following benefits: a lump sum cash payment equal to 1.0x (2.0x for Mr. Pinkham) the sum of the participant's base salary plus target annual bonus; a pro-rated annual cash bonus for the year of termination based on actual performance results; and continued eligibility for health benefits plan coverage for 12 months (24 months for Mr. Pinkham) so long as the participant pays the employee portion of the cost of such coverage.

If a change in control occurs, then (1) participants will receive the employment protections described below for a two-year period following the change in control, and (2) in the case of a termination of employment without cause or for good reason during the period beginning 180 days before the change in control and ending two years after the date of the change in control (a "Change in Control Termination"), the terminated participant would be entitled to the enhanced severance benefits described below.

- The employment protections are as follows: The Company cannot demote the participant nor decrease the participant's base salary, annual bonus opportunity, fringe benefits, or welfare plan benefits; the participant must be eligible to participate in all retirement plans and other benefit plans in which similarly situated employees participate; and the Company must consider base salary increases commensurate with the Company's policies before the change in control.
- The enhanced severance benefits are as follows: a lump sum cash payment equal to 2.0x (3.0x for Mr. Pinkham) multiplied by the sum of (a) the participant's base salary plus (b) the greater of current target bonus or average bonus paid for the prior three years, plus (c) the value of annual fringe benefits; a pro-rata target bonus for the year of termination; continued medical, dental and life insurance benefits for 2 years (3 years for Mr. Pinkham); full vesting of nonqualified retirement plan benefits; a cash makeup payment for the estimated value of any Company contributions that would have accrued under the Company's qualified and nonqualified retirement plans if the participant had remained employed for 2 additional years (3 years for Mr. Pinkham); full vesting of all outstanding equity awards (assuming target performance, if applicable); reimbursement of up to $15,000 for tax or legal advisory fees; and outplacement services (up to a value of 10% of the participant's base salary).

A change in control under the Severance Policy generally means any of the following: (1) a person or entity acquires 20% or more of our common stock; (2) a change occurs in the composition of our Board that is not approved by at least two-thirds of the existing directors; (3) our shareholders approve a merger, consolidation, or share exchange other than one that would result in less than a 50% change in ownership of us as the surviving entity; or (4) our shareholders approve a plan for our dissolution or liquidation.

Good reason and cause have slightly different definitions before and after a change in control. Before a change in control, the definitions are generally as follows.

- "cause" is defined generally to include certain willful and material failures to perform or instances of gross negligence; willful and material failure to comply with any valid and legal directive of the Board; engagement in certain acts of dishonesty, illegal conduct, or misconduct; embezzlement, misappropriation, or fraud, or theft of company property; conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude; material breach of any material obligation under any written agreement with us; or certain material failures to comply with material provisions of our written policies or rules.
- "good reason" is defined generally to include certain material reductions in his base salary or target bonus opportunity, certain relocations of his principal place of employment, any material breach by us of any agreement between us and the NEO, or certain material, adverse changes in the NEO's position, authorities, duties, or responsibilities.

The definitions that apply after a change in control are designed to provide additional protections for our NEOs at a time when they may have increased uncertainly over their job security, and are as follows:

- "cause" means that the NEO (1) engaged in intentional conduct not taken in good faith that has caused us demonstrable and serious financial injury, (2) is convicted of a felony which substantially impairs the NEO's ability to perform his duties, or (3) willfully and unreasonably refuses to perform his duties or responsibilities.
- "good reason" is triggered if the Company (1) breaches the Severance Policy or any agreement we have with the NEO, (2) reduces the NEO's base salary, annual bonus, other incentive compensation, or other benefits; (3) removes the NEO from any position that they hold with the Company; (4) materially and adversely changes the NEO's working conditions or

status; (5) relocates the NEO, or (6) requires the NEO to travel 20% more frequently than prior to the change in control; or if a successor refuses or fails to assume the obligations under the Severance Policy.

If a participant's employment is terminated due to death or disability at any time, then the participant (or estate or beneficiaries) will be entitled to receive a pro-rata bonus for the year of termination (based on actual performance if before a change in control and target performance if after a change in control). If the participant retires from the Company at any time, then the participant will not receive any additional benefits under the Severance Policy.

Termination Treatment under our Equity Incentive Plans

Awards granted under our equity incentive plans are generally treated as follows:

- If we terminate an NEO's employment in an involuntary termination other than for "cause," all unvested RSU and PSU awards are forfeited, and vested, unexercised SAR awards expire either: (a) 180 days following the termination for SAR awards granted to prior to 2023 or (b) 90 days following the termination for SAR awards granted in 2023 or after, and all unvested SAR awards will be forfeited. "Cause" is defined for this purpose generally to include (1) a material violation of policy, (2) embezzlement or theft, (3) willful failure to perform or gross negligence or (4) other intentional misconduct that has, or has the potential to have, an adverse effect on our business. All awards are subject, under certain circumstances, to exceptions permitted by the administrator of the plan.

- If an NEO's employment is terminated for cause, RSU and PSU awards that have not vested are generally forfeited immediately, and all outstanding SAR awards, to the extent not previously exercised, are forfeited immediately.

- If an NEO's employment terminates due to death or disability, then our award agreements generally provide that the NEO will vest in a pro-rata portion of their outstanding RSUs. SAR awards, to the extent that they are vested at the time of death or disability, will remain exercisable for a limited period of time and unvested SARs are forfeited immediately. PSUs will generally be paid following the end of the performance period based on actual metric performance, but prorated based on the portion of the performance period completed at the time of death. However, the administrator of the plan has the discretion to fully accelerate the vesting of all awards in the event of death and disability.

- If an NEO terminates with an approved retirement, then the NEO will generally continue to vest in all outstanding equity awards granted in 2023 or after as though the NEO had not retired, except that the target PSUs will be prorated to reflect only the portion of the performance period that the NEO was actually employed and will generally be paid following the end of the performance period based on actual metric performance. Such SARs will be exercisable for three years following termination. However, our equity incentive plans provide that the administrator of the plan generally has discretion to accelerate the vesting of any unvested awards. For SARs granted prior to 2023, vested, outstanding SARs will remain exercisable for 180 days after the termination and any unvested SARs will be forfeited. For equity awards granted in 2023 or after, retirement treatment must be approved and is determined by compliance with conditions relating to a minimum period of employment after the grant date, advance notice, a minimum age (55 years) and age plus service (at least 68), and cooperation and individual performance requirements.

- If an NEO voluntarily resigns, then all unvested equity awards will be forfeited. The NEO's vested, outstanding SARs granted prior to 2023 will remain exercisable for 180 days and vested, outstanding SARs granted 2023 and after will remain exercisable for 90 days.

- In the event of a change in control, awards granted under our 2023 Plan and our 2018 Plan are subject to "double-trigger" vesting in a change in control transaction, which means that, if the surviving entity in the transaction agrees to assume the awards, vesting continues and is accelerated only upon a termination of employment without cause or for good reason.

Table Summarizing Payments Upon Termination or Change in Control

The following table sets forth the potential payments upon various events of termination and change in control. These tables assume that the triggering event or events occurred on December 31, 2025, the last day of our fiscal year, and the price per share of our common stock was $140.32, the closing market price on the last trading day prior to such date. A description of the facts and assumptions underlying the values in the table below immediately follows the table.

Name	Triggering Termination	Cash Severance ($) (a)	Annual Cash Incentive ($) (b)	Equity ($) (c)	All Other Benefits ($) (d)	Total ($)
Louis V. Pinkham	Voluntary	—	—	—	—	—
	Involuntary [1]	6,000,000	2,228,450	—	35,155	8,263,605
	For Cause	—	—	—	—	—
	Death or Disability [2]	—	2,228,450	5,387,166	120,000	7,735,616
	Involuntary or Good Reason Termination within 2 Years of Change in Control	9,028,329	2,228,450	12,509,669	1,152,317	24,918,765
Robert J. Rehard	Voluntary	—	—	—	—	—
	Involuntary [1]	1,400,154	819,196	—	18,085	2,237,435
	For Cause	—	—	—	—	—
	Death or Disability [2]	—	819,196	1,542,540	120,000	2,481,736
	Involuntary or Good Reason Termination within 2 Years of Change in Control	2,831,474	819,196	3,630,500	444,731	7,725,901
Jerrald R. Morton	Voluntary [3]	—	603,658	1,529,393	—	2,133,051
	Involuntary [1]	1,080,000	603,658	1,529,393	17,997	3,231,048
	For Cause	—	—	—	—	—
	Death or Disability [2]	—	603,658	986,591	120,000	1,710,249
	Involuntary or Good Reason Termination within 2 Years of Change in Control	2,192,580	603,658	2,306,299	279,478	5,382,015
Kevin J. Zaba	Voluntary - Retirement [4]	—	514,044	1,597,617	—	2,111,661
Brooke Lang	Voluntary	—	—	—	—	—
	Involuntary [1]	927,500	569,522	—	25,419	1,522,441
	For Cause	—	—	—	—	—
	Death or Disability [2]	—	569,522	605,201	120,000	1,294,723
	Involuntary or Good Reason Termination within 2 Years of Change in Control	1,892,674	569,522	1,486,972	233,454	4,182,622

[1] Assumes the NEO's employment is terminated by us without cause or by the NEO with good reason not in connection with a change in control of our Company.

[2] The total amount shown is larger than the amount the NEO would receive on a termination of employment in the event of death or disability because it includes both amounts that would be payable only on death and amounts that would be payable only on disability.

[3] Mr. Morton is currently retirement eligible. All amounts consider retirement treatment, as applicable, and assume he met the Company's retirement conditions as described below.

[4] The amounts for Mr. Zaba reflect the estimated benefit value upon his retirement as of December 31, 2025.

We set forth below a description of the facts and assumptions that we used in creating the tables above.

- **Cash Severance:** The amounts in column (a) are calculated in accordance with the terms of the Severance Policy. See "Executive Severance Policy" above.

- **Current Year ICP Annual Cash Incentive:** Under the ICP, in the event of a termination of the NEO prior to payment, the NEO is not entitled to receive any portion of the ICP incentive. The amounts in column (b) assume one of the following: (1) that the Committee exercised its discretion to make a payment in the event of a retirement (if eligible as of December 31, 2025) or termination of employment due to death or disability; (2) that the payment would be made pursuant to the Severance Policy in the event of involuntary termination without cause other than in connection with a change in control; or (3) that the payment would be made pursuant to the Severance Policy in the event of a Change in Control Termination.

- **Equity Awards:** The amounts in column (c) are quantified according to the treatment as described above under the heading "Termination Treatment under our Equity Incentive Plans." For the purpose of valuing PSUs, all applicable performance conditions are assumed to result in a 100% payout. In addition, the table assumes that, in the event of a change in control without a Change in Control Termination, the successor in the change in control assumes all outstanding awards and an acceleration of equity vesting therefore does not occur. In the event that the successor does not assume the awards after a change in control without termination, all unvested, outstanding awards would immediately vest and the benefit value would be equivalent to the amounts listed under column (c) related to a Change in Control Termination.

- **All Other Benefits:** The amounts shown for column (d) include the following benefits, as applicable, for each triggering termination.

  Supplemental Retirement Plans: Per the terms of the SRP, the NEOs forfeit their fixed Company contributions upon termination of employment prior to attaining three years of service (without regard to the participant's age), except that the participant will become 100% vested in their account balance upon a termination due to death. In addition, under the Severance Policy, in the event an NEO is terminated due to a change in control, they would become 100% vested in their SRP account balance. All of our NEOs were vested in the SRP as of December 31, 2025.

  Cash Payment Under Retirement Plans: Pursuant to the Severance Policy, the amounts reflect a cash payment that is equal to the estimated value of additional retirement benefits that would have accrued under the Company's qualified and nonqualified retirement plans for each NEO had the NEO remained employed with our Company for an additional three years, in the case of Mr. Pinkham, or two years, in the case of the other NEOs.

  Continuing Health Care and Life Insurance Benefits: Pursuant to the Severance Policy and in the event of a Change in Control Termination, the NEO will be covered under our health, dental and life insurance at no cost to the NEO for, in the case of Mr. Pinkham, three years or, in the case of the other NEOs, two years. The amount in column (d) for an "Involuntary or Good Reason Termination within 2 Years of Change in Control" includes the estimated insurance premium that would be paid by the Company, in the case of Mr. Pinkham, for three years or, in the case of the other NEOs, for two years. Additionally, in the event of an involuntary termination without cause other than in connection with a change in control, the NEO will be eligible to participate in our health benefits plan coverage as if the NEO had continued in employment at active employee rates for, in the case of Mr. Pinkham, two years or, in the case of the other NEOs, one year. In both cases, if the NEO obtains healthcare benefits from another employer, then the benefits provided by the Company's plans will be secondary.

  Advisory Services: We are obligated to reimburse the NEO for up to $15,000 for advisory services related to the calculation of benefits under the Severance Policy in connection with a Change in Control Termination. The tables assume the entire amount is reimbursed to the NEO.

  Outplacement: Pursuant to the Severance Policy, upon a Change in Control Termination, the NEO will be entitled to receive outplacement services up to an amount that is equal to ten percent (10%) of the NEO's base salary. The tables assume the NEO will use the full amount of this benefit.

  Disability: NEOs would receive a supplemental disability benefit payable only in event of disability under our disability plan. The amount in column (d) includes only the enhanced disability benefits that would be payable to the NEO over the course of a year compared with the disability benefits to which non-executive officer salaried employees would receive over the same period.

Section 280G Cutback: Upon a change in control of our Company, the NEO may be subject to certain excise taxes pursuant to Section 280G of the Internal Revenue Code. To address Section 280G, the Severance Policy includes a "best of" provision pursuant to which, if the amounts payable under the agreement or any other of our plans or agreements with the NEO would constitute an excess parachute payment and result in an excise tax being imposed on the NEO, then the NEO will receive either the full amount of such payments or a lesser amount such that no portion of the payments will be subject to the excise tax, whichever would result in the greater after-tax benefit to the NEO.

For purposes of calculating the benefits that would be received in connection with a change in control of our Company, we have assumed that no reduction would occur under our arrangements with the NEO that provide for a "best of" approach to potential excise taxes under Section 280G of the Code.

As a condition to each NEO's entitlement to receive the severance payments and other benefits described in this section, the NEO is required to execute a waiver of claims and be bound by the terms of a non-competition agreement which prohibits the NEO from working in a business that engages in substantial competition with us, for a period of one year from the NEO's termination of employment. Our Board may waive this provision. In addition, as a condition to each NEO's entitlement to participate in the ICP, the NEO must agree to certain non-competition restrictions.

Pay Ratio

As required in Item 402(u) of Regulation S-K, we have estimated that the ratio of the fiscal year 2025 annual total compensation of our CEO to the total compensation of our median global employee was 409 to 1. We also estimated on a voluntary basis the ratio of the fiscal year 2025 annual total compensation of our CEO to the total compensation of our median U.S. employee, which was 141 to 1. We describe the identification of these employees and the calculation of these ratios below.

Pay Ratio Using Median Global Employee

CEO 2025 Total Compensation	$11,468,817
Median Global Employee Total Compensation	$28,018
Ratio	409:1

We compete on a global scale. The majority of our manufacturing plants and more than two-thirds of our employees are located outside the United States. The countries with our largest number of employees are Mexico, the United States, China, and India.

As permitted by Item 402(u) of Regulation S-K, for purposes of calculating the ratio of the total compensation of our CEO to the total compensation of our median global employee for 2025, we used the same median employee that we had identified for 2024 for purposes of the ratio in last year's proxy statement because there was no change in our employee population or employee compensation arrangements during 2025 that we believe would significant impact the ratio. We identified our median employee in 2024 according to the following process. First, we examined the base salary or wages that we paid during 2024 to substantially all of our employees, whether full-time or part-time, that we employed as of October 31, 2024. As allowed by SEC rules, we excluded from our pay ratio analysis 18 employees located in Singapore, 10 employees located in Hong Kong, 9 employees located in South Korea, 9 employees located in the United Arab Emirates, 8 employees located in Peru, 5 employees located in the Russian Federation, 4 employees located in Japan, 4 employees located in South Africa, 3 employees located in Taiwan and 1 employee located in each of Egypt, Indonesia, Slovenia, and Vietnam under the de minimis exception. Following these exclusions, our total numbers of U.S. and non-U.S. employees included in the analysis were 7,995 and 19,291, respectively. For employees residing outside the United States, we then converted their annual base salary into U.S. dollars using the average exchange rate for the compensation period. For employees with less than one year of service, we annualized their pay.

Pay Ratio Using Median U.S. Employee

CEO 2025 Total Compensation	$11,468,817
Median U.S. Employee Total Compensation	$81,380
Ratio	141:1

Although we operate on a worldwide basis, the form and amount of Mr. Pinkham's annual total compensation is largely influenced by prevailing market practices in the United States, as is the compensation of our other U.S. employees. In addition, we are incorporated and headquartered in Wisconsin, and our common stock is traded on the NYSE. For these reasons, we think that it is useful to understand the relationship between Mr. Pinkham's annual total compensation and our median U.S. employee's annual total compensation. Our median U.S. employee was identified by a process similar to that described above for our median global employee.

Pay Versus Performance

In 2022, the SEC adopted rules requiring us to compare executive compensation information for our principal executive officer ("PEO") and other NEOs ("Non-PEO NEOs") to our prescribed financial performance measures. The table below sets forth our pay versus performance disclosure in accordance with Item 402(v) of Regulation S-K.

| Year[a] | Summary Compensation Table Total for PEO ($)[b] | Compensation Actually Paid to PEO ($)[c] | Average Summary Compensation Table Total for Non-PEO NEOs ($)[d] | Average Compensation Actually Paid to Non-PEO NEOs ($)[e] | Value of Initial Fixed $100 Investment Based On: | | Net Income ($ in millions)[h] | Adjusted EPS ($)[i] |
					RRX TSR ($)[f]	S&P 400 Industrials Index TSR ($)[g]		
2025	11,468,817	5,816,002	2,924,269	1,872,135	125.69	191.48	279.5	9.65
2024	11,929,806	12,151,366	2,940,677	2,924,343	137.53	169.56	196.2	9.12
2023	11,459,185	13,685,972	2,896,068	3,217,450	130.07	149.41	(57.4)	9.15
2022	8,644,999	(1,518,528)	2,177,056	299,495	104.43	113.68	488.9	10.75
2021	7,401,555	19,141,375	1,882,286	4,227,764	146.56	128.45	229.6	8.59

[a] This statement includes five years (2021, 2022, 2023, 2024 and 2025).

[b] The principal executive officer ("PEO") is Louis V. Pinkham for all years shown.

[c] Compensation actually paid ("CAP") to our PEO reflects the respective amounts set forth in column (c) of the table above, adjusted as set forth in the table below.

Year	2021	2022	2023	2024	2025
SCT Total Compensation ($)	7,401,555	8,644,999	11,459,185	11,929,806	11,468,817
Less: Stock and Option Award Values Reported in SCT for the Covered Year ($)	(4,226,987)	(5,846,486)	(8,364,427)	(9,003,727)	(7,693,848)
Plus: Fair Value for Stock and Option Awards Granted in the Covered Year that are Outstanding and Unvested at End of Year ($)	8,303,585	3,906,965	6,245,153	7,259,783	7,985,764
Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years ($)	6,844,214	(5,742,851)	1,434,379	889,755	(5,152,813)
Fair Value as of Vesting Date for Awards Granted that Vested in Same Year ($)	156,536	—	—	—	—
Change in Fair Value of Stock and Option Awards from Prior Years that Vested in the Covered Year ($)	662,472	(2,375,482)	2,911,682	1,075,748	(791,919)
Less: Fair Value of Stock and Option Awards Forfeited during the Covered Year ($)	—	(105,673)	—	—	—
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	—	—	—	—	—
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	—	—	—	—	—
Compensation Actually Paid ($)	19,141,375	(1,518,528)	13,685,972	12,151,366	5,816,002

[d] The following are included in the average figures shown:

2021: Mr. Rehard, Mr. Valentyn, Mr. Kunze, Mr. Morton.

2022: Mr. Rehard, Mr. Zaba, Mr. Morton, Mr. Valentyn.

2023: Mr. Rehard, Mr. Zaba, Mr. Morton, Mr. Valentyn.

2024: Mr. Rehard, Mr. Zaba, Mr. Morton, Mr. Dubovoy.

2025: Mr. Rehard, Mr. Zaba, Mr. Morton, Mr. Lang.

(e) Compensation actually paid (CAP) to our non-PEO NEOs reflects the respective amounts set forth in column (e) of the table above, adjusted as set forth in the table below. The assumptions used to calculate the fair values did not differ materially from the assumptions used to calculate the fair values as of the grant dates.

Year	2021	2022	2023	2024	2025
Non-PEO NEOs	See column (d) note above	See column (d) note above	See column (d) note above	See column (d) note above	See column (d) note above
SCT Total Compensation ($)	1,882,286	2,177,056	2,896,068	2,940,677	2,924,269
Less: Stock and Option Award Values Reported in SCT for the Covered Year ($)	(840,292)	(1,122,664)	(1,792,882)	(1,870,123)	(1,532,339)
Plus: Fair Value for Stock and Option Awards Granted in the Covered Year that are Outstanding and Unvested at End of Year ($)	1,568,075	760,195	1,338,630	1,522,075	1,590,475
Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years ($)	1,349,327	(1,088,918)	333,338	143,115	(966,587)
Fair Value as of Vesting Date for Awards Granted that Vested in Same Year ($)	62,160	—	—	—	—
Change in Fair Value of Stock and Option Awards from Prior years that Vested in the Covered Year ($)	229,193	(412,434)	449,437	188,598	(135,853)
Less: Fair Value of Stock and Option Awards Forfeited during the covered Year ($)	(22,985)	(13,740)	—	—	—
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	—	—	(7,140)	—	(7,830)
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	—	—	—	—	—
Compensation Actually Paid ($)	4,227,764	299,495	3,217,450	2,924,343	1,872,135

(f) Represents our total shareholder return (TSR) for the measurement periods ending December 31 of each of 2021, 2022, 2023, 2024 and 2025, respectively.

(g) Represents the TSR of the S&P 400 Industrials Index for the measurement periods ending on December 31 of each of 2021, 2022, 2023, 2024 and 2025, respectively.

(h) Reflects "Net Income" in the Company's audited financial statement included in the Company's Annual Reports on Form 10-K for each of the years ended December 31, 2021, 2022, 2023, 2024 and 2025.

(i) Company-selected measure is adjusted earnings per share, defined as earnings per share adjusted for restructuring and related costs, transaction and related costs, goodwill impairment, inventory step-up adjustment, intangible amortization, share-based compensation expense, gain on sale of assets, impairments and exist related costs and discrete tax items, calculated as set forth in our earnings release for the fiscal year ended December 31, 2025.

Relationship between Pay and Performance

Below are graphs showing the relationship of "compensation actually paid" to our PEO and non-PEO NEOs in 2021, 2022, 2023, 2024 and 2025, to (1) our TSR and the TSR of the S&P 400 Industrials Index, (2) our net income and (3) our adjusted earnings per share.



Most Important Measures to Determine 2025 Compensation Actually Paid

The four performance measures listed below represent the most important metrics we used to link CAP to financial performance for fiscal year 2025 as further described in our Compensation Discussion and Analysis.

Most Important Performance Measures
1. Adjusted Earnings Per Share
2. Adjusted Free Cash Flow
3. Total Shareholder Return
4. Return on Invested Capital

Risk Assessment of Compensation Policies and Practices

The Compensation Committee has reviewed our compensation policies and programs, in consultation with Meridian, its external compensation consultant, to assess whether they encourage our employees to take inappropriate risks. After reviewing and assessing our compensation philosophy, policies, programs, and practices, including the mix of compensation, and overall pay, incentive plan structures, and the checks and balances built into, and oversight of, each policy and program, the Compensation Committee has determined that any risks arising from our compensation policies and practices for our employees are consistent with our risk profile and not reasonably likely to have a material adverse effect on the Company as a whole.

DIRECTOR COMPENSATION

The following table sets forth certain information relating to the compensation for our directors for fiscal year 2025 other than for Mr. Pinkham, who received no additional compensation for his service as director.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Gerben W. Bakker [2]	65,148	172,607	237,755
Jan A. Bertsch	110,000	172,607	282,607
Stephen M. Burt	110,000	172,607	282,607
Anesa T. Chaibi [3]	—	42,167	42,167
Theodore D. Crandall	135,000	172,607	307,607
Michael P. Doss	110,000	172,607	282,607
Michael F. Hilton	130,000	172,607	302,607
Rashida A. Hodge [2]	65,148	172,607	237,755
Rakesh Sachdev (Chairman)	280,000	172,607	452,607
Curtis W. Stoelting	110,000	172,607	282,607
Robin A. Walker-Lee	125,000	172,607	297,607

[1]   These amounts reflect the full grant date fair value of all stock awards granted during fiscal year 2025, computed in accordance with FASB ASC Topic 718. As of December 31, 2025, none of our non-employee directors held outstanding option awards. As of December 31, 2025, each of our non-employee directors serving on such date held 1,286 outstanding RSUs.

[2]   Ms. Chaibi retired from the Board of Directors on February 17, 2025.

[3]   Mr. Bakker and Ms. Hodge joined the Board of Directors on February 17, 2025.

Our compensation policies for directors are designed to attract and retain the most qualified individuals to serve on the Board in the industry in which we operate. The equity portion of director compensation is designed to align directors' interests with shareholders' interests. The non-employee directors are currently paid the following fees:

- Annual retainer fee of $110,000 for each director.
- Annual retainer fee of $170,000 for the Chairman.
- Annual retainer fee of $25,000 for the chair of the Audit Committee; $20,000 for the chair of the Compensation and Human Resources Committee; and $15,000 for the chair of the Corporate Governance, Sustainability and Director Affairs Committee.
- RSUs with a fair value of approximately $170,000 on the grant date. Each non-employee director serving on the Board on the date of our 2025 annual meeting of shareholders was awarded 1,286 RSUs with an effective grant date of May 9, 2025. The RSUs vest in full one year from the date of the grant.

Stock ownership guidelines applicable to non-employee directors provide that within five years after election, a director must own Company common stock having a value of at least five times the annual cash retainer fee for serving on the Board. The following are considered shares beneficially owned by the director for purposes of this calculation: (i) shares owned outright by a director, in trust, or by a spouse of a director; (ii) RSUs held by a director; and (iii) deferred RSUs credited to a director's account. All directors are currently compliant with the stock ownership guidelines.

REPORT OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE

The Compensation and Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis set forth in this proxy statement with management. Based on the foregoing review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis section be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2025.

This report of the Compensation and Human Resources Committee has been presented by the following named directors currently comprising the Committee: Michael F. Hilton (Chairman), Michael Doss, and Rakesh Sachdev.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The current members of the Compensation and Human Resources Committee of the Board of Directors are Michael F. Hilton (Chairperson), Michael P. Doss, and Rakesh Sachdev. There are no interlocks among the Committee members and the Company.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of our Board is currently comprised of four directors, each of whom is independent as defined in the NYSE's listing standards and SEC rules. The Audit Committee operates under a written charter adopted by our Board.

Our Company's management is responsible for our Company's internal controls and the financial reporting process, including the system of internal controls. Our Company's independent registered public accounting firm is responsible for expressing an opinion on the conformity of our Company's audited consolidated financial statements with accounting principles generally accepted in the United States. The Audit Committee's responsibility is to monitor and oversee this process.

The Audit Committee has reviewed and discussed the audited consolidated financial statements of our Company with management and Deloitte, our Company's independent registered public accounting firm. The Audit Committee has discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC.

The Audit Committee has received from Deloitte the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence. The Audit Committee considered whether Deloitte's provision of non-audit services is compatible with maintaining Deloitte's independence.

The Audit Committee discussed with our Company's internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, the evaluation of our Company's internal controls, and overall quality of our Company's financial reporting.

Based on the Audit Committee's reviews and discussions with management, the internal auditors and the independent registered public accounting firm referred to above, the Audit Committee recommended to our Board that the audited consolidated financial statements be included in our Company's Annual Report on Form 10-K for the year ended December 31, 2025 for filing with the SEC.

This report of the Audit Committee has been presented by the following named directors currently comprising the Audit Committee: Theodore D. Crandall (Chairman), Gerben W. Bakker, Jan A. Bertsch, and Stephen M. Burt.

RATIFICATION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2026

Deloitte has served as our independent registered public accounting firm since 2002. The Audit Committee has selected Deloitte as our independent registered public accounting firm for fiscal year 2026, and this selection is being presented to shareholders for ratification. Our Board recommends to the shareholders the ratification of the selection of Deloitte to audit the financial statements of our Company and our subsidiaries for fiscal year 2026. Unless otherwise specified, the proxies solicited hereby will be voted in favor of the ratification of Deloitte as our independent registered public accounting firm for fiscal 2026.

If, prior to the Annual Meeting, Deloitte declines to act or its engagement is otherwise discontinued by the Audit Committee, the Audit Committee will appoint another independent registered public accounting firm whose engagement for any period after the Annual Meeting will be subject to ratification by the shareholders at the Annual Meeting. If the shareholders fail to ratify the appointment of Deloitte, then the Audit Committee will consider it a direction to select another independent registered public accounting firm for fiscal 2026. Even if the selection is ratified, the Audit Committee, in its discretion, may select a new independent registered public accounting firm at any time during the year if it believes that such a change would be in the best interests of our Company and our shareholders. Representatives of Deloitte are expected to be present at the Annual Meeting to answer appropriate questions and, if they so desire, to make a statement.

Independent Auditor Fees

During the fiscal years ended December 31, 2024 and December 31, 2025, we retained and paid Deloitte to provide audit and/or other services. The fees paid to Deloitte for the years ended December 31, 2025 and December 31, 2024, were as follows:

Audit Fees

Fees for audit services totaled $7,612,117 in 2025 and $8,720,986 in 2024. Audit fees included fees and expenses associated with the annual audit, assessment of internal control over financial reporting, the reviews of our quarterly reports on Form 10-Q and statutory audits required internationally.

Audit-Related Fees

Fees for audit-related services totaled $26,895 in 2025 and $34,800 in 2024. Audit-related fees included fees for services in connection with certain statutory filings.

Tax Fees

Fees for tax services totaled $3,575,785 in 2025 and $2,863,344 in 2024. Tax fees included fees for tax return preparation and reviews, tax consultations and tax advice and planning.

All Other Fees

There were no such fees paid to Deloitte in either 2025 or 2024.

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm on a case-by-case basis. The Audit Committee approved 100% of the services described under the general categories of Audit-Related Fees, Tax Fees and All Other Fees in 2025. The Audit Committee does not consider the provision of these non-audit services by the independent registered public accounting firm to be incompatible with maintaining auditor independence.

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" RATIFICATION OF THE SELECTION OF DELOITTE AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2026.

OTHER MATTERS

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers, and persons who own more than 10% of our common stock to file with the SEC NYSE reports of ownership and changes in ownership of our common stock. Directors, executive officers, and greater than 10% shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Based solely on review of such reports furnished to us or written representations that no other reports were required, we believe that, during the fiscal year ended December 31, 2025, our directors and named executive officers complied with all applicable Section 16(a) filing requirements.

Delivery of Proxy Materials to Households

As described in the Notice of Internet Availability of Proxy Materials that you received, the Notice of Annual Meeting of Shareholders, this proxy statement and our Annual Report to Shareholders are available online at www.proxyvote.com.

Pursuant to the rules of the SEC, services that deliver our communications to shareholders that hold their stock through a bank, broker, or other holder of record may deliver to multiple shareholders sharing the same address a single copy of our Notice of Internet Availability of Proxy Materials, Annual Report to Shareholders and this proxy statement. Upon oral or written request, we will promptly deliver a separate copy of the Notice of Internet Availability of Proxy Materials, Annual Report to Shareholders and this proxy statement to any shareholder at a shared address to which a single copy of each document was delivered. Shareholders sharing an address may also request delivery of a single copy of the Annual Report to Shareholders or proxy statement if they are currently receiving multiple copies of such documents. Shareholders may notify our Company of their requests by calling or writing to our Corporate Secretary, Regal Rexnord Corporation, 111 W. Michigan Street, Milwaukee, Wisconsin, 53203, telephone number: (608) 364-8800.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain statements that are "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identified with words like "confident," "aim," "seek," "forecast," "predict," "believe," "expect," "target," "project," "may," "could," "would," "approximately," "possible," "will," "should," "intend," "plan," "anticipate," "estimate," "potential," "goal," "outlook," or "continue," the negative of these words, other terms of similar meaning or the use of future dates. Such statements are based on the current expectations of the management of the Company and are qualified by the inherent risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. None of the Company or any of its respective directors, executive officers or advisors provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur.

Information not Incorporated into This Proxy Statement

Neither the Company's Sustainability Report, nor the information on the Company's websites, including https://investors.regalrexnord.com, will be deemed to be incorporated into this proxy statement by reference or otherwise incorporated into any other filings the Company makes with the SEC, except to the extent the Company specifically incorporates any such information by reference.

SHAREHOLDER PROPOSALS

Proposals of shareholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") that are intended to be presented at the 2027 annual meeting of shareholders must be received by us no later than November 18, 2026 to be included in our proxy materials for that meeting.

Our Company's bylaws have featured proxy access since 2017. To be considered timely, a shareholder must give written notice, complying with the bylaws, to the Corporate Secretary of our Company not less than 120 days and not more than 150 days prior to the first anniversary of the date on which we first made available our proxy materials for the annual meeting. Under the bylaws, we must receive notice of a shareholder's director nomination for the 2027 annual meeting of shareholders pursuant to the proxy access bylaw provision no sooner than October 19, 2026, and no later than November 18, 2026. If the notice is received outside that time frame, then we are not required to include the nominees in our proxy materials for the 2027 annual meeting of shareholders.

Further, a shareholder who otherwise intends to present business at the 2027 annual meeting of shareholders otherwise than pursuant to Rule 14a-8 or via the proxy access procedures (i.e., a proposal a shareholder intends to present at the 2027 annual meeting of shareholders, but does not intend to have included in our proxy materials) must comply with the requirements set forth in our Company's bylaws. Among other things, to bring business before the 2027 annual meeting of shareholders, a shareholder must give written notice thereof, complying with the bylaws, to the Corporate Secretary of our Company not less than 45 days and not more than 70 days prior to the first anniversary of the date that this proxy statement was first mailed to shareholders. This proxy statement was first mailed to shareholders on March 18, 2026. Under the bylaws, if we do not receive notice of a shareholder proposal submitted (otherwise than pursuant to Rule 14a-8) between January 7, 2026 and February 1, 2027, then the notice will be considered untimely, and we will not be required to present such proposal at the 2026 annual meeting of shareholders. If our Board nonetheless chooses to present such proposal at the 2027 annual meeting of shareholders, then the persons named in proxies solicited by our Board for the 2027 annual meeting of shareholders may exercise discretionary voting power with respect to such proposal.

In addition, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by our Company's bylaws and Rule 14a-19 under the Securities Exchange Act of 1934 no later than February 1, 2027.

By Order of the Board of Directors

REGAL REXNORD CORPORATION

Hugo Dubovoy, Jr.
Executive Vice President, General Counsel
and Corporate Secretary

We will furnish to any shareholder, without charge, a copy of our Annual Report on Form 10-K for 2025. You may obtain a copy of the Annual Report by writing to Corporate Secretary, Regal Rexnord Corporation, 111 W. Michigan Street, Milwaukee, Wisconsin 53203 or on our Company's website at www.regalrexnord.com.

EXHIBIT A - NON-GAAP RECONCILIATION

Adjusted EBITDA

	Year Ended									
	Automation & Motion Control		Industrial Powertrain Solutions		Power and Efficiency Solutions		Industrial Systems		Total Regal Rexnord	
Unaudited (Dollars in Millions)	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
GAAP Income from Operations	$133.9	$144.4	$337.5	$322.7	$209.4	$162.6	$ —	$ 0.3	$ 680.8	$ 630.0
Restructuring and Related Costs[a]	5.8	14.8	35.9	40.5	5.2	33.2	—	3.1	46.9	91.6
Transaction and Integration Related Costs[b]	4.9	4.5	15.9	19.3	4.2	6.5	—	3.4	25.0	33.7
Loss on Sale of Accounts Receivable[c]	1.9	—	4.2	—	3.3	—	—	—	9.4	—
Accounts Receivable Securitization Transaction Costs	0.3	—	0.5	—	0.3	—	—	—	1.1	—
CEO Transition Costs	2.0	—	3.1	—	1.9	—	—	—	7.0	—
Operating Lease Assets Step Up	—	—	0.8	0.9	—	—	—	—	0.8	0.9
Impairments and Exit Related Costs	—	1.8	—	1.1	—	1.1	—	—	—	4.0
Loss on Sale of Businesses[d]	—	1.1	4.5	1.7	—	1.4	—	4.3	4.5	8.5
Gain on Sale of Assets	(0.3)	(1.6)	(1.7)	(1.2)	(0.6)	(0.3)	—	—	(2.6)	(3.1)
Adjusted Income from Operations	$148.5	$165.0	$400.7	$385.0	$223.7	$204.5	$ —	$ 11.1	$ 772.9	$ 765.6
Amortization	$137.6	$137.1	$202.7	$201.5	$ 5.8	$ 7.7	$ —	$ 0.2	$ 346.1	$ 346.5
Depreciation	48.7	47.2	68.9	79.1	36.0	37.7	—	0.4	153.6	164.4
Share-Based Compensation Expense	13.2	11.4	15.7	14.2	8.4	7.8	—	1.4	37.3	34.4
Other (Expense) Income, Net	(0.1)	0.1	(1.5)	(1.1)	(1.2)	(0.1)	—	—	(2.8)	(1.1)
Adjusted EBITDA[e]	$347.9	$360.8	$686.5	$678.7	$272.7	$257.6	$ —	$ 13.1	$1,307.1	$1,310.2
GAAP Operating Margin %	7.9%	8.8%	13.0%	12.4%	12.7%	9.9%	—%	0.2%	11.5%	10.4%
Adjusted Operating Margin %	8.8%	10.1%	15.4%	14.8%	13.6%	12.4%	—%	7.0%	13.0%	12.8%
Adjusted EBITDA Margin %	20.6%	22.1%	26.5%	26.1%	16.5%	15.7%	—%	8.3%	22.0%	21.7%

[a] Relates to costs associated with actions taken for employee reductions, facility consolidations and site closures, product line exits and other asset charges.

[b] For 2025, primarily relates to (1) integration costs associated with the Altra Transaction and (2) IT carve-out costs for the three months ended March 31, 2025 associated with the sale of the industrial motors and generators businesses. For 2024, primarily relates to (1) legal, professional service and integration costs associated with the Altra Transaction and (2) legal, professional service, rebranding and IT carve-out costs associated with the sale of the industrial motors and generators businesses.

[c] Represents charges associated with the Securitization Facility.

[d] Primarily reflects the loss related to the sale of the industrial motors and generators businesses.

[e] Adjusted EBITDA and Adjusted EBITDA Margin% Excluding Industrial for the twelve months ended December 2024 is calculated as follows:

	Dec 31, 2025
Total Regal Rexnord Adjusted EBITDA	1,310.2
Less: Industrial Systems Adjusted EBITDA	13.1
Adjusted EBITDA excluding Industrial Systems	1,297.1
Total Regal Rexnord Net Sales	6,033.8
Less: Industrial Systems Net Sales	157.8
Net Sales excluding Industrial Systems	5,876.0
Adjusted EBITDA Margin % excluding Industrial Systems	22.1%

Net income to adjusted EBITDA

Unaudited (Dollars in Millions)	Year Ended	
	Dec 31, 2025	Dec 31, 2024
Net Income	280.8 $	198.4
Plus: Income Taxes	71.7	49.6
Plus: Interest Expense	349.2	399.7
Less: Interest Income	(23.7)	(18.8)
Plus: Depreciation	153.6	164.4
Plus: Amortization	346.1	346.5
EBITDA	1,177.7 $	1,139.8
Plus: Restructuring and Related Costs[a]	46.9	91.6
Plus: Share-Based Compensation Expense	37.3	34.8
Plus: Transaction and Integration Related Costs[b]	25.0	33.7
Plus: Loss on Sale of Accounts Receivable[c]	9.4	—
Plus: Accounts Receivable Securitization Transaction Costs	1.1	—
Plus: CEO Transition Costs	7.0	—
Plus: Operating Lease Asset Step Up	0.8	0.9
Plus: Impairments and Exit Related Costs	—	4.0
Plus: Loss on Sale of Businesses[d]	4.5	8.5
Plus: Loss (Gain) on Sale of Assets	(2.6)	(3.1)
Adjusted EBITDA	1,307.1 $	1,310.2

[a] Relates to costs associated with actions taken for employee reductions, facility consolidations and site closures, product line exits and other asset charges.

[b] For 2025, primarily relates to (1) integration costs associated with the Altra Transaction and (2) IT carve-out costs for the three months ended March 31, 2025 associated with the sale of the industrial motors and generators businesses. For 2024, primarily relates to (1) legal, professional service and integration costs associated with the Altra Transaction and (2) legal, professional service, rebranding and IT carve-out costs associated with the sale of the industrial motors and generators businesses.

[c] Represents charges associated with the Securitization Facility.

[d] Primarily related to the sale of the industrial motors and generators businesses.

Adjusted diluted earnings per share

Unaudited	Three Months Ended		Year Ended	
	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
GAAP Diluted Earnings Per Share	$ 0.95	$ 0.62	$ 4.20	$ 2.94
Intangible Amortization	0.98	0.98	3.93	3.92
Share-Based Compensation Expense	0.11	0.11	0.50	0.45
Restructuring and Related Costs[a]	0.09	0.44	0.54	1.05
CEO Transition Costs	0.08	—	0.08	—
Transaction and Integration Related Costs[b]	0.07	0.14	0.28	0.38
Loss on Sale of Businesses[c]	0.05	0.06	0.05	0.13
Loss (Gain) on Sale of Assets	0.04	(0.02)	(0.03)	(0.03)
Operating Lease Asset Step Up	—	—	0.01	0.01
Accounts Receivable Securitization Transaction Costs	—	—	0.01	—
Impairments and Exit Related Costs	—	0.03	—	0.04
Discrete Tax Items	0.14	(0.02)	0.08	0.23
Adjusted Diluted Earnings Per Share	2.51	2.34	9.65	9.12

[a] Relates to costs associated with actions taken for employee reductions, facility consolidations and site closures, product line exits and other asset charges.

[b] For 2025, primarily relates to (1) integration costs associated with the Altra Transaction and (2) IT carve-out costs for the three months ended March 31, 2025 associated with the sale of the industrial motors and generators businesses. For 2024, primarily relates to (1) legal, professional service and integration costs associated with the Altra Transaction and (2) legal, professional service, rebranding and IT carve-out costs associated with the sale of the industrial motors and generators businesses.

[4] Primarily related to the sale of the industrial motors and generators businesses.

Adjusted free cash flow

Unaudited (Dollars in Millions)	Three Months Ended		Year Ended	
	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Net Cash Provided by Operating Activities	167.8	213.2	990.8	609.4
Payments for Certain Costs to Sell Businesses (Net of Tax of $1.7 Million in 2024)[a]	—	1.4	—	11.9
Adjusted Cash Flows from Operations	167.8	214.6	990.8	621.3
Additions to Property Plant and Equipment	(27.2)	(29.3)	(97.7)	(109.5)
Adjusted Free Cash Flow	$ 140.6	$ 185.3	$ 893.1	$ 511.8

[a] Reflects the payment of Regal Rexnord's advisor success fees and income taxes paid related to the sale of the industrial motors and generators businesses.

Free cash flow conversion

Unaudited (Dollars in Millions)		Dec 31, 2025
Net Cash Provided by Operating Activities	$	990.8
Payments for certain Costs to See Businesses		
Adjusted Cash Flows from Operations		990.8
Additions of Property Plant and Equipment		(97.7)
Adjusted Free Cash Flow	$	893.1
Net Income		280.8
Plus: Intangible Amortization (net of tax)		272.0
Net Income Adjusted for Intangible Amortization	$	552.8
Adjusted Free Cash Flow Conversion %		161.5%
Adjustments to Free Cashflow for Compensation Measurement:		
Reduction of Accounts Receivable Factoring Program		(372.5)
Add Back Cash Impact of Net Impact of Tariffs		68.1
Adjusted Free Cash Flow used for Compensation Measurement	$	588.7
Adjusted Free Cashflow Conversion % for Compensation Measurement:		106.5%



Regal Rexnord Corporation
111 W. Michigan Street
Milwaukee, WI 53203
608-364-8800

regalrexnord.com